EXHIBIT (a)(1)(1)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

InforMax, Inc.

at

$1.36 Net Per Share

by

Babcock, Inc.,

a wholly owned subsidiary of

Invitrogen Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

ON FRIDAY, NOVEMBER 22, 2002, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF OCTOBER 15, 2002 (THE “MERGER AGREEMENT”), BY AND AMONG INFORMAX, INC., A DELAWARE CORPORATION (“INFORMAX”), INVITROGEN CORPORATION, A DELAWARE CORPORATION (“INVITROGEN”) AND BABCOCK, INC., A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF PARENT (“PURCHASER”). THE BOARD OF DIRECTORS OF INFORMAX (A) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED IN THIS OFFER TO PURCHASE), (B) HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, INFORMAX’S STOCKHOLDERS (THE “STOCKHOLDERS”), AND (C) UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED, AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN), THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE (THE “SHARES”), OF INFORMAX WHICH CONSTITUTES A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS (AS DEFINED IN THE MERGER AGREEMENT) ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE “MINIMUM CONDITION”). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. THE OFFER IS NOT SUBJECT TO A FINANCING CONDITION. SEE SECTION 14 “CONDITIONS OF THE OFFER.”

IMPORTANT

     Stockholders who desire to tender all or any portion of their Shares should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal or such facsimile with their certificate(s) for the tendered Shares and any other required documents to American Stock Transfer & Trust Company (the depositary for the Offer), (2) follow the procedure for book-entry tender of Shares set forth in Section 3 “Procedure for Tendering Shares” of this Offer to Purchase, or (3) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction for them. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender such Shares.

     A STOCKHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES FOR SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURE FOR BOOK-ENTRY TRANSFER ON A TIMELY BASIS, MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN SECTION 3 OF THIS OFFER TO PURCHASE.

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

October 25, 2002

     The Information Agent for the Offer is:

105 Madison Ave.
New York, New York 10016
Call Toll Free: (800) 322-2885
Call Collect: (212) 929-5500
Email: proxy@mackenziepartners.com

i

SUMMARY TERM SHEET

      We are offering to purchase all of the outstanding common stock of InforMax for $1.36 per share in cash. The following are some of the questions that you, as a stockholder of InforMax, may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

      Our name is Babcock, Inc. We are a Delaware corporation formed for the purpose of making a tender offer for all of the common stock of InforMax and have carried on no activities other than in connection with the merger agreement among InforMax, Invitrogen and us. We are a wholly owned subsidiary of Invitrogen.

      Invitrogen develops, manufactures and markets research tools in kit form and provides other research products and services to biotechnology and biopharmaceutical researchers and companies worldwide. Invitrogen also manufactures and markets products and services that simplify and improve gene cloning, gene expression, and gene analysis techniques for corporate, academic and government entities.

      See the “Introduction” to this Offer to Purchase and Section 9 “Certain Information Concerning Purchaser and Invitrogen.”

What are the classes and amounts of securities sought in the offer?

      We are seeking to purchase all of the outstanding shares of common stock of InforMax. See the “Introduction” to this Offer to Purchase and Section 1 “Terms of the Offer.”

How much is Babcock, Inc. offering to pay? What is the form of payment?

      We are offering to pay $1.36 per share, net to you, in cash. See the “Introduction” to this Offer to Purchase and Section 1 “Terms of the Offer.”

Will I have to pay any fees or commissions if I tender my shares?

      If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and Section 3 “Procedure for Tendering Shares.”

Does Babcock, Inc. have the financial resources to make payment?

      Yes. Invitrogen, our parent corporation, will provide us with sufficient funds to purchase all shares validly tendered and not withdrawn in the offer and will provide funding for the merger of us with and into InforMax, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. The offer is not conditioned on any financing arrangements. See Section 10 “Source and Amount of Funds.”

Is Babcock, Inc.’s financial condition relevant to my decision to tender in the offer?

      We do not think our financial condition is relevant to your decision whether to tender in the offer because:

•	Cash, which is immediately available to us from our parent corporation, is the only form of payment we are paying to holders of InforMax common stock in connection with our offer;

•	Our offer is not subject to any financing condition; and

•	We are offering to purchase all of the outstanding shares of InforMax common stock in our offer.

      See Section 10 “Source and Amount of Funds.”

What are the most significant conditions to the offer?

      We are not obligated to purchase any shares that are validly tendered unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least a majority of the then outstanding shares on a fully diluted basis. We call this condition the “Minimum Condition.” When we use the term “fully diluted basis,” we mean the number of shares outstanding, together with the shares which InforMax may be required to issue under vested options, warrants or other convertible securities or obligations outstanding under employee stock or similar benefits plans or otherwise.

      The offer is also subject to a number of other conditions. We can waive any or all of the conditions to the offer in our sole discretion, except for the Minimum Condition. See Section 1 “Terms of the Offer” and Section 14 “Conditions of the Offer.”

How long do I have to decide whether to tender my shares of InforMax common stock in your offer?

      Unless the offer is extended, you will have until 12:00 midnight, New York City time, on Friday, November 22, 2002, to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 “Terms of the Offer” and Section 3 “Procedures for Tendering Shares.”

Will the offer be extended and under what circumstances?

      Subject to the terms of the merger agreement, including the parties’ rights to terminate the merger agreement, we can extend the offer. We have agreed with InforMax in the merger agreement that:

•	We may extend the offer without InforMax’s consent for successive extension periods of up to 20 business days if any one or more of the specified conditions to the offer are not satisfied, until such condition or conditions have been satisfied;

•	InforMax may require us to extend the offer on one or more occasions for additional periods of up to 20 business days on each such extension occasion if the only condition that is not satisfied is the Minimum Condition or certain other conditions contained in Annex A of the merger agreement;

•	Provided Invitrogen and we waive certain conditions to the offer and agree not to assert them as a basis for not completing the offer, we may extend the offer for up to 20 business days if the conditions to the offer have been satisfied but an insufficient number of shares have been tendered to allow the merger to be effected without a vote of InforMax’s stockholders in accordance with Section 253 of the Delaware General Corporation Law; and

•	We may extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff that is applicable to the offer.

      Additionally, without the consent of InforMax, we may provide for a “subsequent offering period” of up to 20 business days. A subsequent offering period is different than an extension of the offer. During a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered (because we would have already accepted those shares for payment). You also would not be able to withdraw any of the shares that you tender during the subsequent offering period. For more details on our ability to extend the offer, see Section 1 “Terms of the Offer.”

How will I be notified if you extend your offer?

      If we extend the offer, we will inform American Stock Transfer & Trust Company (the depositary for the offer) of that fact and we will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 “Terms of the Offer.”

How do I tender my shares?

      To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to American Stock Transfer & Trust Company, the depositary for the offer, not later than the time the offer expires.

      If your shares are held in street name (i.e., through a broker, dealer or other nominee), the shares can be tendered by your nominee in a book-entry transfer through The Depository Trust Company.

      If you are unable to deliver any required document or instrument to the depositary by the expiration of the offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq National Market trading days. For the tender to be valid, however, they must receive the missing items within that three trading day period.

      See Section 3 “Procedures for Tendering Shares.”

Until what time may I withdraw previously tendered shares?

      Shares tendered pursuant to the offer may be (i) withdrawn prior to the expiration of the offer and (ii) unless we have already accepted such shares for payment pursuant to the offer, may be withdrawn at any time after December 23, 2002. See Section 1 “Terms of the Offer” and Section 4 “Withdrawal Rights.” If we choose to provide a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered. You also would not be able to withdraw any of the shares that you tender during a subsequent offering period.

How do I withdraw previously tendered shares?

      To withdraw shares previously tendered, you (or if your shares are held in “street name,” the broker, dealer, commercial bank, trust company or other nominee that holds your shares) must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4 “Withdrawal Rights.”

What is the board of directors of InforMax recommending to stockholders with regards to the offer?

      We are making the offer pursuant to the merger agreement among Invitrogen, InforMax and us. The board of directors of InforMax has unanimously approved the merger agreement and the transactions contemplated by it, including the offer and the merger of us into InforMax upon completion of the offer. The board of directors of InforMax has unanimously determined that the merger is advisable and that the terms of the offer and the merger of us with and into InforMax upon completion of the offer are fair to, and in the best interests of, the stockholders of InforMax and has unanimously recommended that the stockholders of InforMax accept the offer and tender their shares to us. See the “Introduction” to this Offer to Purchase.

      The factors considered by the InforMax board of directors in making the determinations and recommendations described above are described in InforMax’s Solicitation/ Recommendation Statement on Schedule 14D-9, which has been filed with the Securities and Exchange Commission and is enclosed with this Offer to Purchase.

      Bear, Stearns & Co. Inc., which acted as the financial advisor to the board of directors of InforMax, delivered an opinion to the InforMax board of directors, dated October 14, 2002, to the effect that as of such date and subject to the qualifications, assumptions and limitations stated in its written opinion, the offer price to be paid to tendering stockholders pursuant to our offer and to be paid to holders of InforMax common stock in the related merger is fair, from a financial point of view, to the holders of shares of InforMax common stock. You are urged to, and should, carefully read InforMax’s Solicitation/ Recommendation Statement on Schedule 14D-9 and the opinion of Bear, Stearns & Co. Inc., which is included in that document in its entirety.

Will the offer be followed by a merger if all shares of InforMax are not tendered in the offer?

      If we accept for payment and pay for at least a majority of the shares of InforMax common stock on a fully diluted basis, we will, subject to certain conditions, be merged with and into InforMax. If that merger takes place, Invitrogen will own all of the shares of InforMax, and all other persons who were stockholders of InforMax immediately prior to the merger (other than stockholders properly exercising appraisal rights) will receive $1.36 per share in cash (or any higher price per share that is paid in the offer). See the “Introduction” to this Offer to Purchase.

If the offer is completed, will InforMax continue as a public company?

      No. Following the purchase of shares in the offer, we expect to promptly complete the merger. If the merger takes place, InforMax no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that:

•	There may not be enough stockholders or shares to be listed on the Nasdaq National Market or any other securities market or exchange;

•	There may not be any public trading market for InforMax common stock; and

•	InforMax may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies.

See Section 7 “Effect of the Offer on Market for the Shares, Stock Market Quotation, and Exchange Act Registration.”

If I decide not to tender, how will the offer affect my shares?

      If you decide not to tender and we purchase shares pursuant to the offer, the merger described will, subject to certain conditions, take place, and stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer (subject to any appraisal rights properly exercised under Delaware law), without interest, but such stockholders will only be paid once the merger has occurred. Therefore, if you tender your shares in the offer, you will be paid earlier than if you wait until after the merger to surrender your shares. If the merger does not take place, however, the number of stockholders and the number of shares of InforMax that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for InforMax’s shares.

      Furthermore, InforMax recently was not in compliance with the $1.00 minimum bid price listing requirement for continued listing on Nasdaq and has been notified by Nasdaq that InforMax has until October 29, 2002 to demonstrate a closing bid price of at least $1.00 per share or more for a minimum of ten consecutive trading days. If InforMax fails to meet Nasdaq’s listing requirement by October 29, 2002, InforMax’s common stock may be delisted from the Nasdaq National Market. Also, InforMax may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 7 “Effect of Offer on Market for Shares, Stock Market Quotation, and Exchange Act Registration.”

      If we purchase shares in the offer, we will be entitled to designate that number of directors to represent us on the InforMax board of directors that is proportionate to the number of shares we hold. That means that if we acquire a majority of the outstanding shares in the offer, we will control the selection of a majority of

InforMax’s board of directors. In addition, at the effective time of the merger, directors selected by us will replace the directors of InforMax. See Section 11 “Background of the Offer; Contacts with InforMax; the Merger Agreement.”

Will there be appraisal rights in connection with the offer?

      There are no appraisal rights in connection with the offer. However, if the merger takes place, stockholders who have not tendered their shares in the offer will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the merger, and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your shares based on a fair and independent appraisal of the market value of your shares. This market value may be more or less than the $1.36 per share that we are offering to pay you for your shares in the offer. See Section 12 “Purpose of the Offer and the Merger; Plans for the Surviving Corporation; Stockholder Approval and Appraisal Rights.”

What is the market value of my shares of InforMax common stock?

      On October 14, 2002, the last trading day before we announced the signing of the merger agreement, the closing price of InforMax’s common stock reported on Nasdaq was $0.56 per share. We encourage you to obtain a recent quotation for shares of InforMax’s common stock in deciding whether to tender your shares. See Section 6 “Price Range of Shares; Dividends.”

What are the United States federal income tax consequences of tendering shares?

      The receipt of cash in exchange for tendering shares pursuant to either the offer or the merger will generally be treated as a taxable sale of the shares for United States federal income tax purposes. More specifically, a stockholder who sells shares pursuant to the tender offer for cash or, alternatively, receives cash in exchange for shares pursuant to the merger, will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares sold pursuant to the offer or exchanged pursuant to the merger. As discussed below in Section 5 “Certain Federal Income Tax Consequences of the Offer and the Merger,” if the shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be a capital gain or loss. In general, capital gains recognized by a non-corporate taxpayer are subject to a maximum United States federal income tax rate of 20% if the shares were held for more than one year. If the shares were held for one year or less, they are subject to federal income tax at the particular stockholder’s ordinary income tax rate. If, however, the sale or exchange of shares results in a capital loss, such loss is deductible only to the extent of the particular non-corporate stockholder’s capital gains plus $3,000 of ordinary income. Stockholders should consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of both the offer and the merger described in this document. See Section 5 “Certain Federal Income Tax Consequences of the Offer and the Merger.”

To whom may I speak if I have questions about the tender offer?

      You may call the information agent for the offer, MacKenzie Partners, Inc. at (800) 322-2885. See the back cover of this Offer to Purchase. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the offer.

TO THE HOLDERS OF SHARES OF COMMON STOCK OF INFORMAX, INC.

INTRODUCTION

      Babcock, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Invitrogen Corporation, a Delaware corporation (“Invitrogen”), hereby offers to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”) of InforMax, Inc., a Delaware corporation (“InforMax”), at a price of $1.36 per Share, without interest thereon, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the “Offer”). The Offer to Purchase is being made for the Shares and the associated share purchase rights that attach to the Shares (the “Rights”) which Rights will be acquired by Purchaser in the Offer along with the Shares for no additional consideration.

      The Offer is being made pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 15, 2002, by and among Invitrogen, Purchaser and InforMax. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement, including the purchase of Shares pursuant to the Offer (sometimes referred to herein as the “consummation” or “completion” of the Offer) and the adoption of the Merger Agreement by the stockholders of InforMax (the “Stockholders”) (if required by applicable law) in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into InforMax (the “Merger”). Following consummation of the Merger, InforMax will continue as the surviving corporation (the “Surviving Corporation”) and will be a direct wholly owned subsidiary of Invitrogen. The purpose of the Offer and the Merger is to facilitate the acquisition by Invitrogen of all of the Shares for cash and thereby enable Invitrogen to own 100% of the Shares. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time held by the Stockholders (other than Invitrogen, Purchaser and any other wholly owned subsidiary of Invitrogen) will be canceled and, subject to appraisal rights of dissenting Stockholders under the DGCL, converted automatically into the right to receive $1.36 in cash or, in the event any higher price is paid in the Offer, such higher price (the “Merger Consideration”), without interest. The Merger Agreement is more fully described in Section 11 “Background of the Offer; Contacts with InforMax; the Merger Agreement.” Stockholders who hold their Shares at the time of the Merger and who fully comply with the statutory dissenters’ procedures set forth in the DGCL will be entitled to dissent from the Merger and have the fair value of their Shares (which may be more than, equal to, or less than the Merger Consideration) judicially determined and paid to them in cash pursuant to the procedures prescribed by the DGCL. DISSENTERS’ RIGHTS ARE AVAILABLE ONLY IN CONNECTION WITH THE MERGER AND NOT IN CONNECTION WITH THE OFFER. SEE SECTION 12 “PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE SURVIVING CORPORATION; STOCKHOLDER APPROVAL AND APPRAISAL RIGHTS.”

      THE BOARD OF DIRECTORS OF INFORMAX HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (COLLECTIVELY, THE “TRANSACTIONS”), HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND THAT TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS, AND HAS UNANIMOUSLY RECOMMENDED THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

      InforMax has advised Invitrogen that Bear, Stearns & Co. Inc., InforMax’s financial advisor (“Bear Stearns”), has delivered to the InforMax its written opinion, dated October 14, 2002, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the consideration to be received by the Stockholders pursuant to each of the Offer and the Merger is fair, from a financial point of view, to the Stockholders. A copy of the written opinion of Bear Stearns is contained in InforMax’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and

Exchange Commission (the “SEC”) in connection with the Offer, a copy of which is being furnished to the Stockholders concurrently with this Offer to Purchase. Stockholders are urged to carefully read the full text of the Schedule 14D-9, including Bear Stearns’ written opinion, which is included in that document in its entirety.

      THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED, AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN), THAT NUMBER OF SHARES OF COMMON STOCK WHICH CONSTITUTES A MAJORITY OF THE SHARES OF COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS (AS DEFINED IN SECTION 14 “CONDITIONS OF THE OFFER”) ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE “MINIMUM CONDITION”). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE, AS DESCRIBED IN SECTION 14 “CONDITIONS OF THE OFFER.” EITHER INVITROGEN OR PURCHASER, IN ITS DISCRETION, MAY WAIVE THESE CONDITIONS.

      The consummation of the Merger is subject to the satisfaction of certain conditions, including (if required by the DGCL) the adoption of the Merger Agreement by the affirmative vote of the holders of more than fifty percent (50%) of all the votes entitled to be cast by the holders of the outstanding Shares. Under the DGCL and pursuant to InforMax’s certificate of incorporation, as amended, the affirmative vote of the holders of more than fifty percent (50%) of all the votes entitled to be cast by the holders of the outstanding Shares is the only vote that would be necessary to adopt the Merger Agreement at any required meeting of Stockholders.

      If Purchaser acquires at least 90% of the then issued and outstanding Shares, under the DGCL, Purchaser’s board of directors will be able to adopt a plan of merger to effect the Merger without a vote of Stockholders, pursuant to Section 253 of the DGCL (a “Short-Form Merger”). If Purchaser does not acquire at least 90% of the then issued and outstanding Shares, a vote of the Stockholders will be required under the DGCL to effect the Merger, and a significantly longer period of time will be required to effect the Merger. To facilitate the accomplishment of a Short-Form Merger, InforMax has granted Invitrogen and Purchaser an irrevocable option, exercisable only on or after the Expiration Date and subject to Purchaser accepting for payment and purchasing pursuant to the Offer (and any subsequent offering period) at least 85% of the Shares then outstanding, to purchase the number of additional Shares, at a price per Share equal to the Offer Price, necessary to result in the ownership by Purchaser of one Share more than 90% of the Shares then outstanding. Invitrogen, Purchaser and InforMax have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after the consummation of the Offer.

      Subject to the terms and conditions of the Merger Agreement, including the parties’ right to terminate the Merger Agreement: (a) Invitrogen and Purchaser may extend the Offer for successive extension periods of up to twenty (20) business days if any one or more specified conditions to the Offer are not satisfied, until such condition or conditions have been satisfied; (b) InforMax may require Purchaser to extend the Offer on one or more occasions for additional periods of up to twenty (20) business days on each such extension occasion if the only condition that is not satisfied is the Minimum Condition or certain other conditions contained in Annex A of the Merger Agreement; (c) Invitrogen and Purchaser may also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer; and (d) provided that Invitrogen and Purchaser irrevocably waive certain conditions to the Offer and agree not to assert such conditions as a basis for not completing the Offer, Invitrogen and Purchaser may extend the Offer for up to twenty (20) business days if the Minimum Condition has been satisfied but an insufficient number of Shares have been tendered to allow a Short-Form Merger.

      Purchaser may, without the consent of InforMax, elect to provide a “subsequent offering period” of up to twenty (20) business days in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934 (the “Exchange Act”). Pursuant to the rules of the SEC, in order to provide a subsequent offering period after the expiration of the Offer, Purchaser would have to accept and promptly pay for all Shares tendered during the initial offering period. In addition, Purchaser would have to immediately accept and promptly pay for all Shares as they were tendered during the subsequent offering period. A subsequent offering period would not be an extension of the Offer. It would be an additional period of time in which Stockholders could tender Shares not tendered during the Offer. During a subsequent offering period, Stockholders would not be able to withdraw any of the Shares that were already tendered, nor any of the Shares that were tendered during the subsequent offering period.

      ACCORDING TO INFORMAX, AS OF OCTOBER 18, 2002, THERE WERE 26,202,756 SHARES ISSUED AND OUTSTANDING, HELD BY APPROXIMATELY 100 HOLDERS OF RECORD, AND 9,582,001 SHARES ISSUABLE UPON EXERCISE OF OUTSTANDING STOCK OPTIONS AND 65,080 SHARES ISSUABLE UPON EXERCISE OF OUTSTANDING WARRANTS. BASED ON THE ISSUED AND OUTSTANDING SHARES, OPTIONS AND WARRANTS AS OF OCTOBER 18, 2002, THE MINIMUM CONDITION WOULD BE SATISFIED IF AT LEAST 17,924,919 SHARES ARE TENDERED IN THE OFFER AND NOT WITHDRAWN PRIOR TO THE CLOSE OF THE OFFER. BASED ON THE NUMBER OF ISSUED AND OUTSTANDING SHARES (WHICH NUMBER IS SUBJECT TO INCREASE UPON THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS OR THE TOP-UP OPTION), PURCHASER WOULD BE ABLE TO EFFECT A SHORT-FORM MERGER IF 23,582,481 SHARES ARE OWNED BY PURCHASER UPON CONSUMMATION OF THE OFFER.

      Tendering Stockholders who tender Shares directly will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, with respect to the purchase of Shares by Purchaser pursuant to the Offer. However, any tendering Stockholder or other payee who fails to complete and sign the Substitute Form W-9 (or as applicable, Form W-8BEN) included in the Letter of Transmittal may be subject to required backup federal income tax withholding of 30% of the gross proceeds payable to such Stockholder or other payee pursuant to the Offer. Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, as Depositary (the “Depositary”) and MacKenzie Partners, Inc., as Information Agent (the “Information Agent”) in connection with the Offer. See Section 16 “Fees and Expenses.”

      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

      1.     Terms of the Offer. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered and not withdrawn on or prior to the Expiration Date (as herein defined). The term “Expiration Date” means 12:00 midnight, New York City time, on November 22, 2002, unless and until Purchaser, in accordance with the terms of the Merger Agreement, extends the period for which the Offer is open, in which event the term “Expiration Date” will mean the time and date on which the Offer, including any extensions of the Offer, expires.

      Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time, (1) to extend for any reason the period of time during which the Offer is open, (2) to terminate the Offer and not accept payment for, or to delay the acceptance for payment of, and any payment for, any tendered Shares, as a result of any of the conditions referred to in Section 14 “Conditions of the Offer” having not been satisfied or upon the occurrence of any of the events specified in Section 15 “Certain Legal Matters and Regulatory Approvals” and (3) to waive any condition of the Offer; in each case by giving oral or written notice of such delay or waiver to the Depository and making a public announcement thereof. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw his Shares.

      Each of Purchaser and Invitrogen also expressly reserves the right to modify the terms of the Offer, except that, without the prior written consent of InforMax, no change in the Offer may be made which amends the Minimum Condition, waives the condition related to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), decreases the Offer Price, reduces the number of Shares to be sought in the Offer, changes the form of consideration being offered for the Shares, imposes additional conditions to the Offer other than those set forth below under Section 14 “Conditions of the Offer,” amends or modifies any other condition of the Offer in a manner adverse to the holders of the Shares, or extends the Offer (except as set forth in the next paragraph).

      Notwithstanding the foregoing and subject to the terms and conditions of the Merger Agreement, including the parties’ right to terminate the Merger Agreement: (a) Invitrogen and Purchaser may extend the Offer for successive extension periods of up to twenty (20) business days if any one or more of specified conditions to the Offer are not satisfied, until such condition or conditions have been satisfied; (b) InforMax may require Purchaser to extend the Offer on one or more occasions for additional periods of up to twenty (20) business days on each such extension occasion if the only condition that is not satisfied is the Minimum Condition or certain other conditions contained in Annex A of the Merger Agreement; (c) Invitrogen and Purchaser may also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer; and (d) provided that Invitrogen and Purchaser irrevocably waive certain conditions to the Offer and agree not to assert such conditions as a basis for not consummating the Offer, Invitrogen and Purchaser may extend the Offer for up to twenty (20) business days if the Minimum Condition has been satisfied but an insufficient number of Shares have been tendered to allow a Short-Form Merger to be effected. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Stockholder to withdraw their Shares. See Section 4 “Withdrawal Rights.”

      Purchaser may also, without the consent of InforMax, elect to provide a “subsequent offering period” for up to twenty (20) business days in accordance with Rule 14d-11 under the Exchange Act. Pursuant to the rules of the SEC, in order to provide a subsequent offering period after the expiration of the Offer, Purchaser would have to accept and promptly pay for all Shares tendered during the initial offering period. In addition, Purchaser would have to immediately accept and promptly pay for all Shares as they are tendered during the subsequent offering period. A subsequent offering period would not be an extension of the Offer. It would be an additional period of time in which the Stockholders could tender Shares not tendered during the Offer. During a subsequent offering period, Stockholders would not be able to withdraw Shares previously tendered in the Offer and Stockholders would not be able to withdraw Shares tendered during the subsequent offering period.

      Oral or written notice of any extension of the Expiration Date or the provision of a subsequent offering period would be given to the Depositary and a public announcement would be made by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act), which require that material changes be promptly disseminated to Stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

      If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, Purchaser will disseminate additional tender offer materials and will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act.

      Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all Stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten (10) business day period. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      InforMax has provided Purchaser with mailing labels containing the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. Using these labels and lists, the Offer will be mailed to record holders of Shares, will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on these lists for subsequent transmittal to beneficial owners of Shares, and may be mailed directly to beneficial owners.

      2.     Acceptance for Payment and Payment for Shares. Upon the terms and subject to satisfaction of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date. Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable law. If Purchaser decides to include a subsequent offering period, Purchaser will accept for payment and promptly pay for all validly tendered shares as they are received in the subsequent offering period.

      In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates representing tendered Shares (the “Certificates”) or timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to Section 3 “Procedure for Tendering Shares,” (b) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or an Agent’s Message (as defined in Section 3 “Procedure for Tendering Shares”) in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Payment for each Share accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the

Depositary, which will act as agent for the tendering Stockholders for the purposes of receiving payments from Purchaser and transmitting such payments to the tendering Stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering Stockholders are entitled to withdrawal rights as described in Section 4 “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the Offer Price paid by Purchaser for tendered Shares, regardless of any delay in making such payment.

      If any tendering Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer or if Certificates are submitted evidencing more Shares than are tendered or accepted for payment, Certificates for such unpurchased Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 “Procedure for Tendering Shares,” such Shares will be credited to an account maintained with such Book-Entry Transfer Facility), as promptly as practicable following expiration or termination of the Offer.

      Purchaser reserves the right to assign, in whole or from time to time in part, to Invitrogen or to any direct or indirect subsidiary of Invitrogen the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such assignment will not relieve Purchaser of its obligations under the Offer or the Merger Agreement and will in no way prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

      3.     Procedure for Tendering Shares.

      Valid Tender of Shares. In order for a holder of Shares to validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, must be received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedures for book-entry transfer described below (and a Book-Entry Confirmation of such delivery received by the Depositary, including an Agent’s Message if the tendering Stockholder has not delivered a Letter of Transmittal), prior to the Expiration Date or (ii) the tendering Stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

      THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE STOCKHOLDER USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

      Book-Entry Delivery. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. Although delivery of Shares may be effected through book-entry at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary prior to the Expiration Date at one or more of its addresses set forth on the back cover of this Offer to Purchase, or the tendering Stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

      Signature Guarantees. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares and such registered holder has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution (as defined below). Otherwise, all signatures on a Letter of Transmittal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”). See Instructions 1 and 5 of the Letter of Transmittal. In addition, if a Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or Certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the Certificates surrendered, then the tendered Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the Certificates, with the signatures on the Certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

      Guaranteed Delivery. If a Stockholder desires to tender Shares pursuant to the Offer and such Stockholder’s Certificates evidencing such Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are satisfied:

(a) the tender is made by or through an Eligible Institution (as described above under “Signature Guarantees”);

(b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

(c) the Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq National Market (“Nasdaq”) is open for business.

      Any Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram, telex or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery made available by Purchaser.

      In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Certificates for (or a timely Book-Entry Confirmation, if available) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering

Stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price paid by Purchaser for tendered Shares, regardless of any extension of the Offer or any delay in making such payment.

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders of Shares determined by it not to be in proper form or the acceptance for payment of which, or payment for, such Shares may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser and Invitrogen also reserve the absolute right, in their sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares of any particular Stockholder, whether or not similar defects or irregularities are waived in the case of other Stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Purchaser, Invitrogen, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

      Appointment of Proxy. By executing a Letter of Transmittal as set forth above, a tendering Stockholder irrevocably appoints designees of Purchaser as such Stockholder’s proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Stockholder’s rights with respect to the Shares tendered by such Stockholder and accepted for payment by Purchaser (and with respect to all other Shares or other securities issued or issuable in respect of such Shares) on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. This appointment is effective if, when, and only to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such Stockholder will be revoked, and no subsequent proxies may be given nor any subsequent written consent executed by such Stockholder (and, if given, will not be deemed effective) with respect thereto. Purchaser’s designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such Stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Stockholders, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

      The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Stockholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act.

      Other Requirements. Purchaser’s acceptance for payment of the Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

      TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE OFFER PRICE, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER’S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 (OR AS APPLICABLE, FORM W-8BEN) IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 30% OF ANY PAYMENTS MADE TO SUCH STOCKHOLDER. SEE INSTRUCTION 10 OF THE LETTER OF TRANSMITTAL.

      4.     Withdrawal Rights. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 23, 2002. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in this Section 4.

      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Certificates, the serial numbers shown on the particular Certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

      All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Invitrogen, Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

      Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

      5.     Certain Federal Income Tax Consequences of the Offer and the Merger. The following is a general summary of certain United States federal income tax consequences relevant to a beneficial holder of Shares whose Shares are: (i) tendered and accepted for payment pursuant to the Offer, or (ii) converted to cash in the Merger (each, a “Holder”). The following discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. This discussion does not discuss all aspects of United States federal income taxation which may be important to particular Holders in light of their individual circumstances, such as Holders who do not hold the Shares as “capital assets” within the meaning of Section 1221 of the Code, Holders who acquired their Shares as qualified small business stock under Section 1202 of the Code, Holders who acquired their Shares through the exercise of options or otherwise as compensation, Holders who hold their Shares as part of an integrated investment, including a straddle, Holders who have entered into a constructive sale of their Shares under the Code, or Holders subject to special tax rules (e.g., foreign persons, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, etc.). In addition, this discussion does not address state, local or foreign tax consequences.

      BECAUSE INDIVIDUAL CIRCUMSTANCES MAY VARY, EACH HOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES AND OTHER TAX CONSEQUENCES OF THE OFFER AND MERGER, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND ANY STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY CHANGES IN SUCH LAWS.

Taxable Sale.

           Receipt of Cash Pursuant to the Offer. The receipt of cash in exchange for tendering Shares pursuant to the Offer will result in a taxable sale of the Shares by a Holder. In general, a Holder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and the Holder’s adjusted tax basis in such Shares. Assuming the Shares constitute capital assets in the hands of the Holder, such gain or loss will be capital gain or loss. If, at the time of the sale, the Shares have been held for more than one year, such gain or loss will be a long-term capital gain or loss. Under current law, long-term capital gains of are generally subject to a maximum federal income tax rate of 20% for noncorporate taxpayers and short-term capital gains are subject to tax at ordinary income tax rates. Capital losses, however, are deductible by a non-corporate taxpayer only to the extent of capital gains plus up to $3,000 of ordinary income. Any excess capital loss, however, may be carried over to a later tax year until the loss is exhausted.

           Receipt of Cash Pursuant to the Merger. Similar to the discussion above regarding the tax treatment of Shares tendered in the Offer, the receipt of cash in the Merger will result in a taxable sale of the Shares by a Holder. In general, a Holder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such Holder’s adjusted tax basis in such Shares. Assuming the Shares constitute capital assets in the hands of the Holder, such gain or loss will be capital gain or loss. If, at the time of the Merger, the Shares then exchanged have been held for more than one year, such gain or loss will be a long-term capital gain or loss. Under current law, long-term capital gains of are generally subject to a maximum federal income tax rate of 20% for noncorporate taxpayers and short-term capital gains are subject to tax at ordinary income tax rates. Capital losses, however, are deductible by a non-corporate taxpayer only to the extent of capital gains plus up to $3,000 of ordinary income. Any excess capital loss, however, may be carried over to a later tax year until the loss is exhausted.

      Dissenters. A Stockholder who exercises dissenters’ rights with respect to such Stockholder’s Shares and receives payment for such Shares in cash will generally recognize capital gain or loss, measured by the difference between the amount of cash received and the Stockholder’s adjusted tax basis in such Shares.

      Backup Withholding. Federal income tax laws require that, to avoid backup withholding in an amount equal to 30% of the “reportable payments,” each Holder must provide its correct taxpayer identification number on Form W-9 and certify exemption from backup withholding on an appropriate Form W-8BEN or Form W-9, as applicable. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the Holder subject to backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, a refund can be obtained by the Holder upon filing an income tax return.

      6.     Price Range of Shares; Dividends. As of the date hereof, the Shares are listed on Nasdaq under the ticker symbol “INMX.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Common Stock as quoted on Nasdaq:

Fiscal Year	High	Low

Fiscal Year ended December 31, 2000:
First Quarter	N/A	N/A
Second Quarter	N/A	N/A
Third Quarter	N/A	N/A
Fourth Quarter (beginning October 3, 2000)	$31.75	$6.63
Fiscal Year ended December 31, 2001:
First Quarter	$14.69	$4.25
Second Quarter	$8.19	$2.85
Third Quarter	$7.45	$2.86
Fourth Quarter	$3.68	$2.25
Fiscal Year ending December 31, 2002:
First Quarter	$3.50	$1.48
Second Quarter	$1.87	$0.87
Third Quarter	$0.94	$0.52
Fourth Quarter (through October 24, 2002)	$1.34	$0.53

      InforMax has never declared nor paid cash dividends on its Common Stock. In addition, under the Merger Agreement, InforMax is prohibited from paying or declaring dividends in respect to its Common Stock without the prior written consent of Invitrogen.

      On October 14, 2002, the last trading day before InforMax announced that it had entered into the Merger Agreement, the closing price of the InforMax’s Common Stock reported on Nasdaq was $0.56 per Share. On October 24, 2002, the closing price of the Shares on Nasdaq was $1.33 per Share. Stockholders are urged to obtain a current market quotation for the Shares before making a decision with respect to the Offer.

      7.     Effect of the Offer on Market for the Shares, Stock Market Quotation and Exchange Act Registration.

      Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by Stockholders other than the Purchaser. Invitrogen and Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

      Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet Nasdaq’s standards for continued listing. The Shares would not meet the criteria for continued listing on Nasdaq, if, among other things, the number of publicly held Shares falls below 750,000, the aggregate market value of the publicly held Shares falls below $5 million, the number of round lot stockholders falls below 400 or less than two market makers for the Shares remain. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet these standards, the listing of the Shares may be discontinued by Nasdaq. In this event, the market for the Shares would be adversely affected. In the event the Shares were no longer listed on Nasdaq, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations could be reported through other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

      In addition, InforMax recently was not in compliance with the $1.00 minimum bid price listing requirement for continued listing on Nasdaq and has been notified by Nasdaq that if by October 29, 2002, InforMax fails to demonstrate a closing bid price of at least $1.00 per Share or more for a minimum of ten consecutive trading days, its Shares may be delisted from Nasdaq.

      Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of InforMax to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by InforMax to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to InforMax, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of InforMax and persons holding “restricted securities” of InforMax to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq.

      Purchaser’s Plans. Purchaser intends to cause InforMax to seek delisting of the Shares from Nasdaq and to cause InforMax to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as allowed. If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be quoted on Nasdaq and the registration under the Exchange Act will be terminated following completion of the Merger.

      8.     Certain Information Concerning InforMax. Except for the projected financial information below or as otherwise stated in this Offer to Purchase, the information concerning InforMax contained herein has been taken from or is based upon reports and other documents on file with the SEC was otherwise publicly available or was provided by InforMax. Invitrogen and Purchaser take no responsibility for the accuracy or completeness of the information contained in such reports, other documents and projected financial information or for any failure by InforMax to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Invitrogen or Purchaser.

      General. InforMax is a leading global provider of informatics software solutions to the life sciences industry. InforMax software solutions enable more efficient and accelerated analysis and interpretation of genomic, proteomic and other biomolecular data for application in pharmaceutical, therapeutic and diagnostic development. As of June 30, 2002, InforMax’s customer base included over 2,100 organizations worldwide, including over 800 biotechnology, pharmaceutical and agricultural biotechnology and life science companies, and over 1,300 academic and government research institutions. The address and phone number of InforMax’s principal executive offices are 7600 Wisconsin Avenue, Suite 1100, Bethesda, Maryland 20814, (240) 747-4000.

      Available Information. InforMax is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. InforMax is required to disclose in such proxy statements certain information, as of particular dates, concerning InforMax’s ’s directors and officers, their remuneration, stock options granted to them, the principal holders of InforMax’s securities and any material interest of such persons in transactions with InforMax. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the SEC’s regional offices located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such material can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

      Summary Financial Information. The following table presents summary consolidated financial information of InforMax for the last two fiscal years which have been excerpted from the audited financial statements contained in InforMax’s annual reports on Form 10-K for the fiscal years ended December 31, 2000 and 2001 and InforMax’s quarterly reports for the quarters ended June 30, 2001 and 2002. More comprehensive financial information is included in such reports and other documents filed by InforMax with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

Consolidated Balance Sheet

	At	At	At
	June 30,	December 31,	December 31,
	2002	2001	2000

	(In thousands)
Cash and cash equivalents	$25,896	$61,348	$82,656
Available for sale investments	25,790	—	—
Other current assets	5,247	10,925	10,307
Property and equipment, net	8,314	9,205	4,539
Other assets	4,392	3,000	3,448

Total assets	$69,639	$84,478	$100,950

Current liabilities	$5,406	$5,671	$3,312
Deferred revenue	5,259	5,928	5,267
Long-term liabilities	215	434	702
Stockholders’ equity	58,759	72,445	91,669

Total liabilities and stockholders’ equity	$69,639	$84,478	$100,950

Consolidated Statements of Operations

	Three Months Ended		Twelve Months Ended
	June 30,		December 31,

	2002	2001	2001	2000

	(In thousands, except per share amounts)
Revenues:
Software license and customer support	$2,847	$6,581	$21,425	$13,907
Professional services	930	987	3,759	3,240

Total revenues	3,777	7,568	25,184	17,147

Cost of revenues:
Software license and customer support	149	450	1,827	697
Professional services	407	498	1,872	1,737

Total cost of revenues	556	948	3,699	2,434

Gross profit	3,221	6,620	21,485	14,713

Operating expenses:
Selling, General and administrative	6,339	7,750	29,024	18,764
Research and development	2,316	2,622	9,622	5,311
Stock based compensation	18	396	1,079	1,574
Depreciation and amortization	749	565	2,375	940
Executive Management and restructuring costs	550	—	2,415	—

Total operating expenses	9,972	11,333	44,515	26,589

Loss from operations	(6,751)	(4,713)	(23,030)	(11,876)

Other income (expense):
Investment earnings	256	856	3,066	1,476
Interest and other expense	(45)	(39)	(160)	(325)

Total other income (expense)	211	817	2,906	1,151

Loss before income taxes	(6,540)	(3,896)	(20,124)	(10,725)
Income tax expense (benefit)	—	—	1,300	(51)

Net loss	$(6,540)	$(3,896)	$(21,424)	$(10,674)
Increase in carrying value of redeemable convertible preferred stock and beneficial conversion	—	—	—	(10,369)
Net loss applicable to common shares	(6,540)	(3,896)	(21,424)	(21,043)

Basic and diluted net loss per common share	$(0.26)	$(0.17)	$(0.93)	$(2.25)

Weighted average common shares outstanding basic and diluted	25,502	22,475	22,947	9,337

      Certain Projections Provided by InforMax. InforMax does not, as a matter of course, make public detailed forecasts as to its future financial performance. However, in connection with Invitrogen’s review of InforMax, beginning in July 2002 it provided Invitrogen with certain projected financial information concerning InforMax. InforMax has advised Invitrogen and Purchaser that its financial forecasts (upon which the projections provided to Invitrogen and Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Invitrogen and Purchaser), all made by management of InforMax, with respect to industry performance, general business, economic, market and financial conditions and other matters. Such assumptions regarding future events are difficult to predict, and many are beyond InforMax’s control. Accordingly, there can be no assurance that the assumptions made by InforMax in preparing the projections will prove accurate. Most importantly, the forecasts provided to Invitrogen in July 2002 were based upon InforMax’s management’s view of its business prospects at that time, and subsequent experience of continued deterioration in revenue outlook has significantly altered InforMax’s internal projections. In particular, on October 15, 2002, InforMax publicly announced preliminary revenue and loss results for the third fiscal quarter of 2002 and revised revenue outlook for the balance of 2002 that were materially lower than the 2002 forecasts provided to Invitrogen in July. This revised outlook has led management of InforMax to further revise downward its revenue and income forecasts for periods beyond 2002. Therefore, the information provided to Invitrogen in July 2002 should not be read as indicative of InforMax’s management’s current views. In addition, there will be inevitable differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections.

      The inclusion of the projections herein should not be regarded as an indication that any of Invitrogen, Purchaser, InforMax or their respective affiliates or representatives consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. These projections are being provided only because InforMax made them available to Invitrogen and Purchaser in connection with their discussions regarding the Offer and the Merger. None of Invitrogen, Purchaser, InforMax or any of their respective affiliates or representatives makes any representation to any person regarding the projections, and none of them has or intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

      The projections provided to Invitrogen in July 2002 by InforMax included, among other things, the following forecasts and targets for the fiscal years indicated of InforMax’s total revenues, gross profit, net loss and net loss per share (in millions, except per share data):

	Fiscal Year Forecast

	2002	2003	2004	2005

Total Revenues	$20.0	$29.4	$36.5	$47.2
Gross Profit	$16.9	$24.9	$30.2	$38.7
Net Loss	$(22.2)	$(9.3)	$(6.5)	$(0.3)
Net Loss per Share	$(0.87)	$(0.36)	$(0.25)	$(0.01)

      On October 15, 2002, InforMax revised these projections in announcing that it believed that revenues for the third and fourth quarter of 2002 would be $3.1 million, and between $4.5 and $5.0 million, respectively, meaning total revenues for 2002 were now expected to be approximately $15.5 million.

      All of these projections should be read together with the financial statements of InforMax that can be obtained from the SEC as described above. It is the understanding of Invitrogen and Purchaser that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with generally accepted accounting principles, and InforMax’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented herein, nor have they expressed any opinion or any other form of assurance of such information or its achievability, and accordingly assume no responsibility for them.

      9.     Certain Information Concerning Purchaser and Invitrogen. Purchaser is a Delaware corporation and to date has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is a direct wholly owned subsidiary of Invitrogen. Invitrogen develops, manufactures and markets research tools in kit form and provides other research products and services to biotechnology and biopharmaceutical researchers and companies worldwide. Invitrogen manufactures and markets thousands of products and services that simplify and improve gene cloning, gene expression, and gene analysis techniques for corporate, academic and government entities. Invitrogen also engages in technology licensing, research services, large-scale production and life science technical expertise and support. The principal executive offices of Purchaser and Invitrogen are located at 1600 Faraday Avenue, Carlsbad, California 92008. The telephone number for Purchaser and Invitrogen is (760) 203-7200. Additional information concerning Invitrogen is set forth in the filings it has made with the SEC, and such filings may be obtained from the SEC in the manner set forth in Section 8 “Certain Information Concerning InforMax.”

      The name, citizenship, business address, principal occupation and five-year employment history of each of the directors and executive officers of Invitrogen and Purchaser are set forth in Schedule I to this Offer to Purchase. None of Invitrogen or Purchaser nor, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, nor any associate or majority owned subsidiary of any of the foregoing, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

      None of Invitrogen or Purchaser nor, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, nor any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has any right to acquire, directly or indirectly, any Shares, and none of Invitrogen or Purchaser nor, to their knowledge, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days, other than pursuant to the Merger Agreement.

      Except as provided in the Merger Agreement, and as otherwise described in this Offer to Purchase, (i) none of Invitrogen, Purchaser nor any of their respective subsidiaries nor, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of InforMax, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, and (ii) none of Invitrogen, Purchaser nor, to their knowledge, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with InforMax or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Set forth below in Section 11 of this Offer to Purchase and elsewhere herein is a summary description of the mutual contacts, negotiations and transactions between any of Purchaser or Invitrogen, or any of their respective subsidiaries or any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and InforMax or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

      10.     Source and Amount of Funds. The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer and the Merger is estimated to be approximately $42 million plus certain customary fees and expenses incurred in connection with the Offer and the Merger. The Offer and the Merger are not conditioned upon the Purchaser entering into any financing arrangements. Purchaser intends to obtain all required funds from Invitrogen, and Invitrogen will obtain such funds from available working capital.

      11.     Background of the Offer; Contacts with InforMax; the Merger Agreement.

      Background of the Offer; Contacts with InforMax. Neither Invitrogen nor Purchaser assumes responsibility for the accuracy or completeness of any information contained herein regarding InforMax’s discussions with any person, other than Invitrogen, Purchaser, and their representatives, or regarding any matters involving InforMax or the Board of Directors, other than matters in which Invitrogen, Purchaser or their representatives directly participated. All such information has been provided to Invitrogen and Purchaser by InforMax for inclusion herein.

      In early May 2002, UBS Warburg, Invitrogen’s financial advisor, contacted senior management of InforMax regarding InforMax’s interest in discussing a potential strategic transaction with Invitrogen. On May 6 2002, John Thompson, Invitrogen’s Vice President of Corporate Development met via telephone with Andrew Whiteley, the Chief Executive Officer, President and Chairman of the Board of InforMax, and John Green, the Chief Financial Officer and Chief Operating Officer of InforMax, regarding Invitrogen’s potential interest in pursuing various strategic opportunities with InforMax, including a possible acquisition of InforMax by Invitrogen. Shortly after that meeting, Invitrogen was informed that InforMax had retained Bear Stearns to act as InforMax’s financial advisor for purposes of conducting a review and evaluation of strategic opportunities available to InforMax.

      In June 2002, Invitrogen was contacted by Bear Stearns and engaged in preliminary discussions with Bear Stearns regarding a potential acquisition of InforMax by Invitrogen. In order to continue with these discussions and to receive a confidential information memorandum regarding InforMax, Invitrogen was required to sign a form of confidentiality agreement, which Invitrogen executed and delivered on June 25, 2002. Bear Stearns informed Invitrogen that parties interested in pursuing a transaction with InforMax were asked to submit a written, non-binding preliminary indication of interest to InforMax by August 19, 2002.

      In early August 2002, representatives of Invitrogen attended management presentations by InforMax in advance of the due date for initial indications of interest. On August 19, 2002, Invitrogen submitted to InforMax Invitrogen’s initial indication of interest in pursuing a business combination transaction.

      On August 23, 2002, InforMax’s Board of Directors met by telephone conference to review the progress of the strategic review process and to consider the three indications of interest received, as well as the comparative analyses prepared by Bear Stearns. The InforMax Board of Directors indicated that it was supportive of the continued exploration of these opportunities.

      From August 28 until September 22, 2002, Invitrogen and its representatives (including legal and financial advisors) conducted business and legal due diligence review and management discussions with InforMax and its advisors and technical review of InforMax’s products. In early September, Hogan & Hartson L.L.P., InforMax’s legal counsel, prepared and distributed a draft of an acquisition agreement for consideration and comment by Invitrogen and the other parties who had submitted initial indications of interest.

      On September 10, 2002, InforMax’s Board of Directors met with Hogan & Hartson to review and discuss the status of the continued discussions with the interested parties and their ongoing due diligence and discussions with management. At this meeting, Hogan & Hartson provided the InforMax Board of Directors with detailed advice regarding its fiduciary duties in the context of a possible sale of InforMax. The InforMax Board of Directors also reviewed and discussed the indications of interest received from Invitrogen and the other two interested parties.

      On September 23, 2002, Invitrogen’s Board of Directors met by teleconference to discuss a proposal to authorize the acquisition of InforMax. Invitrogen’s Board of Directors discussed the proposed transaction, its potential strategic benefits and numerous elements of InforMax’s business and financial condition. Following the discussion, Invitrogen’s Board of Directors approved parameters for the purchase price and certain material terms and conditions of the transaction and approved a transaction that complied with such parameters. Invitrogen’s Board of Directors also authorized Invitrogen’s management to prepare and deliver to InforMax a letter of interest regarding a potential business combination.

      Invitrogen then submitted its proposal to InforMax regarding an acquisition of InforMax by Invitrogen on September 25, 2002, the material terms of which were within the parameters defined by Invitrogen’s Board of Directors. Invitrogen’s proposal contemplated a purchase price of $40 million in cash and included comments to the form of acquisition agreement circulated to the interested parties by Hogan & Hartson.

      On September 30, 2002, InforMax’s Board of Directors met by telephone conference with InforMax’s legal and financial advisors to discuss the proposals that had been received. At the meeting, the Board of Directors authorized management and its advisors to continue negotiations with the interested parties that submitted proposals as to both pricing and terms of a definitive acquisition agreement.

      Following the September 30, 2002 meeting, Bear Stearns conducted additional discussions with each of the three interested parties, including Invitrogen’s financial advisors, UBS Warburg, regarding the terms of a potential transaction. Invitrogen’s financial advisors indicated to Bear Stearns that InforMax would receive a revised written indication of interest from Invitrogen for a transaction with a purchase price of $42 million, and that as a condition of the revised indication of interest, Invitrogen would require InforMax to enter into an agreement requiring exclusive negotiation between InforMax and Invitrogen for a limited period.

      On October 3, 2002, InforMax’s Board of Directors met by telephone conference with InforMax’s legal and financial advisors to discuss InforMax’s continued discussions with Invitrogen and the two other interested parties. Bear Stearns advised the Board of Directors of its recent discussions with Invitrogen’s financial advisors. InforMax’s Board of Directors indicated that it was supportive of management’s continued discussions with Invitrogen and authorized InforMax and its advisors to negotiate a definitive merger agreement and to execute and deliver an agreement requiring exclusive negotiations with Invitrogen for a limited period if required by Invitrogen. Late in the evening of October 4, 2002, Invitrogen provided its revised proposal to InforMax, which contained restrictions on public announcements of any potential transaction and the terms governing the proposed exclusive negotiations.

      On October 7, 2002, Bear Stearns was contacted by an interested party who indicated that it and its financial advisors desired to conduct additional due diligence relating to InforMax’s products under development and sales. Later in the morning of October 7, 2002, representatives of InforMax’s and Invitrogen’s management teams, and InforMax’s and Invitrogen’s legal and financial advisors, met to negotiate the terms of a revised draft of a merger agreement circulated by Hogan & Hartson on October 4, 2000. Prior to commencing negotiations on October 7, 2002, and as a condition of remaining in the process regarding the proposed transaction, Invitrogen required InforMax to execute its letter agreement received on October 4, 2002 requiring InforMax to conduct exclusive negotiations with Invitrogen through October 15, 2002. Following discussion with Hogan & Hartson and Bear Stearns, InforMax executed such letter agreement. Negotiations on the terms of the definitive merger agreement occurred over the course of the next several days. InforMax’s Board of Directors held meetings by teleconference on each of October 7, 8, 10 and 11, 2002, to review the discussions between the parties regarding the proposed transaction and the negotiation of the definitive merger agreement.

      During the period of October 9 through October 13, 2002, Invitrogen and its representatives also continued and finalized their due diligence review, including further discussions with InforMax’s management.

      On the morning of October 14, 2002, Invitrogen’s Board of Directors met by teleconference to discuss the status of the terms of the definitive merger agreement and the acquisition of InforMax pursuant to the terms of the definitive merger agreement (including the tender offer terms). The Board of Directors and management of Invitrogen discussed certain terms and conditions that had been included in the letter of interest to InforMax and the relation of such terms and conditions to the final terms of the definitive merger agreement being proposed by the parties. Invitrogen’s Board of Directors noted that the final terms and conditions of the definitive merger agreement, including the offer price per share agreed to by the parties, were within the parameters and amounts previously approved by Invitrogen’s Board of Directors on September 23, 2002 and therefore additional approvals were not required for Invitrogen to proceed with the transaction.

      On the evening of October 14, 2002, InforMax’s Board of Directors met by teleconference to consider the question of approving the terms of the offer and the merger, and the relative merits of Invitrogen’s offer versus other prior indications of interest received. Following presentations by and discussions with InforMax’s legal and financial advisors, after thorough discussion, the Board of Directors of InforMax unanimously determined that proceeding with the transaction was advisable and in the best interest of InforMax’s stockholders, approved and authorized the Merger Agreement by and among InforMax, Invitrogen and Purchaser and resolved to recommend that shareholders tender their Shares in the Offer and vote in favor of the Merger.

      InforMax, Invitrogen and Purchaser executed the Merger Agreement early in the morning of October 15, 2002 and the parties issued a joint press release announcing the transaction on October 15, 2002.

      The Merger Agreement. The following is a summary of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Purchaser and Invitrogen with the SEC in connection with the Offer (the “Schedule TO”). Such summary is qualified in its entirety by reference to the Merger Agreement. See Section 8 “Certain Information Concerning InforMax” and Section 17 “Miscellaneous” for information on how to obtain a copy of the Schedule TO. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

           The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than ten (10) business days after the date of the execution of the Merger Agreement, which occurred on October 15, 2002. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of certain conditions that are described below under the caption Section 14 “Conditions to the Offer.”

      Each of Purchaser and Invitrogen also expressly reserves the right to modify the terms of the Offer, except that, without the prior written consent of InforMax, no change in the Offer may be made which amends the Minimum Condition, waives the condition related to the HSR Act, decreases the Offer Price, reduces the number of Shares to be sought in the Offer, changes the form of consideration being offered for the Shares, imposes additional conditions to the Offer other than those set forth below under Section 14 “Conditions of the Offer,” amends or modifies any other condition to the Offer in a manner adverse to the holders of the Shares or extends the Offer (except as set forth in the next paragraph).

      Notwithstanding the foregoing, subject to the terms and conditions of the Merger Agreement, including the parties’ right to terminate the Merger Agreement: (a) Invitrogen and Purchaser may extend the Offer for successive extension periods of up to twenty (20) business days if any one or more of specified conditions to the Offer are not satisfied, until such condition or conditions have been satisfied; (b) InforMax may require Purchaser to extend the Offer on one or more occasions for additional periods of up to twenty (20) business days on each such extension occasion if the only condition that is not satisfied is the Minimum Condition or certain other conditions contained in Annex A of the Merger Agreement; (c) Invitrogen and Purchaser may also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer; and (d) provided that Invitrogen and Purchaser agree to irrevocably waive certain conditions to the Offer and agree not to assert such conditions as a basis for not completing the Offer, Purchaser may extend the Offer for up to twenty (20) business days if the Minimum Condition has been satisfied but an insufficient number of Shares have been tendered to allow the Merger to be effected without a vote of the Stockholders in accordance with Section 253 of the DGCL. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw his Shares. See Section 4 “Withdrawal Rights.”

      Purchaser may also, without the consent of InforMax, elect to provide a “subsequent offering period” of up to twenty (20) business days in accordance with Rule 14d-11 under the Exchange Act. Pursuant to the rules of the SEC, in order to provide a subsequent offering period after the expiration of the Offer, Purchaser would have to accept and promptly pay for all Shares tendered during the initial offering period. In addition, Purchaser would have to immediately accept and promptly pay for all Shares as they are tendered during the subsequent offering period. A subsequent offering period would not be an extension of the Offer. It would be an additional period of time in which the holders of the Shares could tender Shares not tendered during the Offer. During a subsequent offering period, Stockholders would not be able to withdraw Shares previously tendered in the Offer and Stockholders would not be able to withdraw Shares tendered during the subsequent offering period.

           Board Representation. Pursuant to the Merger Agreement, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Invitrogen or their affiliates, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of InforMax as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of InforMax equal to that number of directors which equals the product of the total number of directors on the Board of InforMax (giving effect to the election or appointment of any additional directors pursuant to this paragraph and including current directors serving as officers of InforMax) multiplied by the percentage that the aggregate number of Shares beneficially owned by Invitrogen, Purchaser or any of their affiliates (including Shares accepted for payment pursuant to the Offer, but excluding Shares held by InforMax or any of its subsidiaries) bears to the total number of Shares then issued and outstanding. If requested by Purchaser, InforMax will use its reasonable best efforts to cause each committee of the Board of InforMax and the Board of each of its subsidiaries, to include one or more persons designated by Purchaser constituting the same percentage of each such committee and the Board of each subsidiary of InforMax as Purchaser’s designees are of the Board of InforMax. InforMax has agreed, upon request by Purchaser, to solicit the resignations of up to two (2) directors on InforMax’s Board and promptly increase the size of the Board as is necessary to enable Purchaser’s designees to be elected to the Board and to cause Purchaser’s designees to be so elected; provided that, if Purchaser’s designees are appointed or elected to the Board, until the Effective Time, the Board will have at least two (2) directors who were directors as of the date of the Merger Agreement and who are neither officers of InforMax, nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Invitrogen (the “Independent Directors”); provided further, that if less than two (2) Independent Directors remain, the remaining Independent Directors (if any) or if no Independent Directors remain, the other directors, will designate persons to fill the vacancies who will not be either officers of InforMax or designees, stockholders, affiliates, or associates of Invitrogen, and such persons will be deemed to be Independent Directors.

      The Merger Agreement also provides that, during the period after such election of directors designated by Purchaser but prior to the Effective Time, the Board will delegate to a committee of the Board comprised solely of the Independent Directors (the “Independent Committee”) the sole responsibility for (i) the amendment or termination of the Merger Agreement on behalf of InforMax, (ii) the exercise or waiver of any of InforMax’s rights, benefits or remedies under the Merger Agreement, (iii) the extension of the time for performance of Invitrogen’s or Purchaser’s obligations under the Merger Agreement, or (iv) the taking of any other action of InforMax’s Board under or in connection with the Merger Agreement in any manner that adversely affects the Stockholders, as determined by a majority of the Independent Committee. The Independent Committee has the authority to retain such counsel and other advisors at the reasonable expense of InforMax as determined appropriate by the Independent Committee.

           The Merger. The Merger Agreement provides that, upon its terms and subject to its conditions, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into InforMax. As a result of the Merger, the separate corporate existence of Purchaser will cease and InforMax will continue as the Surviving Corporation. Upon consummation of the Merger, each Share issued and outstanding immediately prior to the Effective Time held by a Stockholder (other than any Dissenting Shares) will be converted into, and become exchangeable for the right to receive payment of an amount in cash, without interest, equal to the Offer Price. All Shares that are owned by InforMax as treasury stock, all Shares owned by any subsidiary of InforMax and any Shares owned by Invitrogen, Purchaser or any other wholly owned subsidiary of Invitrogen will be cancelled and retired and will cease to exist and no consideration will be delivered in exchange therefor.

      Pursuant to the Merger Agreement, at the Effective Time each share of common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

      The Merger Agreement provides that after the Effective Time, the certificate of incorporation of InforMax, as in effect immediately prior to the Effective Time and as amended and restated in its entirety by the Certificate of Merger to conform to the certificate of incorporation of Purchaser (other than the name of InforMax, which will remain unchanged), will be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein or under the DGCL. The Merger Agreement also provides that the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation.

           Directors and Officers of the Surviving Corporation. The Merger Agreement provides that the directors and officers of Purchaser immediately prior to the Effective Time will, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

                    Treatment of Options and Warrants.

                Options Granted Under an InforMax Stock Option Plan. No options to purchase InforMax’s Common Stock under InforMax’s stock option plans or purchase plan or otherwise will be assumed by Invitrogen or the Surviving Corporation or otherwise converted into or replaced by an option to purchase Invitrogen or Surviving Corporation securities. All options issued under InforMax’s stock option plans terminate upon the first to occur of the acquisition by Purchaser, Invitrogen or any affiliate of eighty percent (80%) or more of the Shares in the Offer (including any subsequent offering period) or the Merger (the “Option Termination Event”). Holders of options granted under InforMax’s stock option plans have the right to exercise such options in whole or in part, without regard to any vesting conditions, immediately prior to, and contingent upon, the occurrence of an Option Termination Event. Upon the commencement of the Offer, InforMax will provide each holder of an option granted under an InforMax stock option plan notice of the Option Termination Event and an opportunity to exercise such options and to tender the Shares underlying such options in the Offer. Any exercise of a stock option granted under InforMax’s stock option plans, that becomes fully vested and exercisable as a result of an Option Termination Event, and any subsequent tender of Shares underlying such option in the Offer, will be conditioned upon the occurrence of an Option Termination Event and will be effective only immediately before the occurrence of the Option Termination Event. As of the Effective Time, InforMax’s stock option plans and stock options, to the extent not exercised or terminated, will terminate and, except for certain warrants as discussed below, all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of InforMax or any of its subsidiaries will be cancelled. At and after the Effective Time, no option holder will have any right under InforMax’s stock option plans, an option or any other plan, program or arrangement with respect to equity securities of the Surviving Corporation or any of its subsidiaries thereof.

                Options Not Granted Under an InforMax Stock Option Plan. The Merger Agreement provides that all options not issued under one of InforMax’s stock option plans will terminate, in accordance with their terms, upon the Option Termination Event. InforMax will use commercially reasonable efforts to seek to cause the holders of such options to terminate the options in exchange for a cash payment, to be made by Invitrogen simultaneously with the purchase of Shares pursuant to the Offer, equal to (x) the Offer Price multiplied by the number of Shares purchasable under the option, minus (y) the aggregate exercise price for the Shares purchasable under the option, less any amounts as are required to be deducted and withheld under the Code or any provision of state or local tax law in connection with such payment.

                Warrants. Given that the exercise prices of InforMax’s outstanding warrants are in excess of the Offer Price, the Merger Agreement provides that InforMax will use commercially reasonable efforts to cause each outstanding warrant to be terminated prior to the Effective Time. Any warrant that remains outstanding at the Effective Time will be deemed to constitute a warrant to acquire, on the same terms and conditions applicable under such warrant immediately prior to the Effective Time, the price per Share paid pursuant to the Offer in cash, without interest thereon (the “Merger Consideration”) in lieu of any Shares exercisable thereunder prior to the Effective Time.

           Stockholders’ Meeting. The Merger Agreement provides that if required by applicable law in order to complete the Merger following the completion of the Offer, (i) InforMax will take all action necessary in accordance with applicable law and its charter documents to convene a meeting of the Stockholders (the “Special Meeting”), to be held as promptly as practicable after acceptance of and payment for the Shares by Purchaser pursuant to the Offer (and, if later, the expiration of any subsequent offering period) to consider and vote upon the approval of the Merger, (ii) InforMax will jointly prepare with Invitrogen and file with the SEC a proxy statement to be sent to the Stockholders in connection with the Special Meeting (“the InforMax Proxy Statement”) and, in accordance with the Exchange Act and the rules of the SEC, as promptly as practicable after such filing, mail the InforMax Proxy Statement to the Stockholders, (iii) InforMax’s Board of Directors, subject to any withdrawal, modification or amendment in accordance with the provisions of the Merger Agreement, will recommend approval and adoption of the Merger Agreement and approval of the Merger by the Stockholders (and include such recommendation in the InforMax Proxy Statement), will not withdraw or modify such recommendation and will use its reasonable best efforts to solicit such Stockholder approval and obtain the vote required of the Stockholders to approve the Merger (the “InforMax Requisite Vote”).

      Invitrogen has agreed to provide InforMax with the information concerning Invitrogen and Purchaser required to be included in the InforMax Proxy Statement and to vote, or cause to be voted, all of the Shares then owned by it or Purchaser in favor of the approval and adoption of the Merger Agreement and approval of the Merger.

           Merger Without Meeting of Stockholders. In the event that Purchaser or any subsidiary of Invitrogen acquires and owns of record at least 90% of the outstanding Shares and provided that the conditions set forth in Article VII of the Merger Agreement have been satisfied, Purchaser’s board of directors will be able to adopt a plan of merger to effect a Short-Form Merger. Each of the parties to the Merger Agreement has agreed to take all necessary and appropriate action to cause the Merger to become effective within one (1) business day following such acquisition, without a meeting of Stockholders, in accordance with Section 253 of the DGCL.

           Top-Up Option. To facilitate the accomplishment of a Short-Form Merger, InforMax has granted Invitrogen and Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on or after the Expiration Date and subject to Purchaser accepting for payment and purchasing pursuant to the Offer (and any subsequent offering period) at least 85% of the Shares then outstanding, to purchase additional shares at a price per share equal to the Offer Price. The number of Shares subject to the Top-Up Option will be equal to the lowest number of Shares that, when added to the number of Shares owned by Invitrogen, Purchaser or their affiliates at the time of the exercise of the Top-Up Option, will constitute one Share more than ninety percent (90%) of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares and the exercise of all outstanding exercisable options and warrants to purchase Shares).

           Conduct of Business. Pursuant to the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, InforMax has agreed that it will, and will cause each of its subsidiaries to, (i) conduct and operate their business in all material respects in the ordinary and usual course consistent with past practices, (ii) use their reasonable best efforts to preserve their business organization substantially intact and maintain existing relationships and goodwill with contract parties, customers, distributors, creditors, lessors, principal officers and key employees; and (iii) use their reasonable best efforts to maintain and keep their properties and assets in good repair and condition, ordinary wear and tear excepted.

      InforMax further agreed, as to itself and its subsidiaries, that, during this period (except as expressly provided in the Merger Agreement) without the prior written consent of Invitrogen, InforMax will not and will cause its subsidiaries not to:

(i) issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its subsidiaries; amend its certificate of incorporation or bylaws; adjust, split, combine or reclassify its outstanding Shares, or effect any reorganization or recapitalization of its capital stock; authorize, declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock; or repurchase, redeem or otherwise acquire, except in connection with options or warrants issued by InforMax for any shares of its stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

(ii) issue, grant, sell, pledge, dispose of or encumber any (1) shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of, its capital stock of any class (other than Shares issuable pursuant to options and warrants issued by InforMax and outstanding on the date of the Merger Agreement), or (2) securities convertible into or exchangeable for any other property or assets; transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any other property or assets that are material to InforMax and its subsidiaries, taken as a whole; make or authorize or commit for any capital expenditures other than in amounts less than One Hundred Thousand Dollars ($100,000) in the aggregate; or acquire or make an investment in, the assets or stock of any other person or entity (other than a subsidiary) except for ordinary course investment activities consistent with past practice and not in the aggregate, material in amount;

(iii) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any of InforMax’s compensation and benefit plans or increase the salary, wage, bonus or other compensation of any employee, provided that, InforMax may hire, in the ordinary and usual course of its business, non-executive employees of InforMax at an annual salary not to exceed One Hundred Thousand Dollars ($100,000) as to any single individual and Five Hundred Thousand Dollars ($500,000) in the aggregate provided that InforMax will give Invitrogen notice of any such hiring;

(iv) incur any obligation of indebtedness for borrowed money, whether or not evidenced by a note, bond, debenture or similar instrument; assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person other than in the ordinary course of InforMax’s business consistent with past practice; take any action to modify any material indebtedness; or make or forgive any loans to any person;

(v) make, rescind or change any tax election, settle any material tax audit or file any material amended tax returns; or revalue any of its assets or change any accounting principle used by it except, in each case, as may be required to be implemented pursuant to generally accepted accounting principles or applicable rules and regulations of the SEC;

(vi) enter into any agreement containing any provision or covenant limiting in any material respect the ability of InforMax or any subsidiary to sell any products or services of or to any other person, engage in any line of business or compete with any person;

(vii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

(viii) take any action that would cause any of its representations and warranties contained in the Merger Agreement to become untrue in any material respect, except as may be required by applicable law;

(ix) modify, amend or terminate, or waive, release or assign any material rights or claims under any material contract of InforMax (as defined in the Merger Agreement) or except as provided for in the Merger Agreement, any confidentiality or standstill agreement;

(x) settle or compromise any pending or threatened suit, action or claim; and

(xi) authorize or enter into an agreement to do any of the foregoing.

           Access to Information. Upon reasonable notice and subject to applicable laws, InforMax has agreed to, and has agreed to cause each of its subsidiaries to, afford to the officers, directors, employees, counsel, accountants, financial advisors (including investment bankers), agents and other representatives of Invitrogen, during normal business hours and until the termination of the Merger Agreement, reasonable access to all its properties, books, contracts and records, and during such period, InforMax will (and will cause it subsidiaries to furnish promptly all other information concerning its business, properties and personnel as Invitrogen reasonably requests. However, InforMax is not required to permit any inspection or disclose any information that (i) in the reasonable judgment of InforMax would result in the improper disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if InforMax will have used all reasonable best efforts to obtain the consent of such third party to such inspection or disclosure; (ii) would violate any attorney-client privilege of InforMax, or (iii) would contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into by InforMax prior to October 15, 2002. No investigation by any of the parties or their respective representatives will affect the representations, warranties, covenants or agreements set forth in the Merger Agreement.

           Further Assurances. Subject to the Merger Agreement, Invitrogen, Purchaser and InforMax have each agreed to cooperate with the other and use (and will cause their respective subsidiaries to use) commercially reasonable efforts to cause (i) to be done all things necessary, proper or advisable on its part under the Merger Agreement and applicable laws to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable and (ii) to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

      InforMax, Invitrogen and Purchaser have further agreed, subject to the Merger Agreement, to use all commercially reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to complete the transactions contemplated by the Merger Agreement and use all commercially reasonable efforts to defend any litigation seeking to enjoin, prevent or delay the completion of the transactions contemplated by the Merger Agreement, except that Invitrogen will not be required to divest any of its businesses, product lines or assets, or InforMax’s or any of its subsidiaries’ respective businesses, product lines or assets to obtain any required approval of any Governmental Entity.

           Representations and Warranties. The Merger Agreement contains various customary representations and warranties of InforMax, Invitrogen and Purchaser, including representations as to the enforceability of the Merger Agreement. More specifically, InforMax’s representations and warranties include, but are not limited to, representations and warranties relating to InforMax’s organization, good standing and qualification, its authority to enter into the Merger Agreement and complete the transactions contemplated by the Merger Agreement, its compliance with applicable laws (including environmental laws), its capitalization, the absence of certain changes or events concerning its business, the absence of litigation, the accuracy of its financial statements and filings with the SEC, its taxes, certain of its employment matters and benefits plans, its material agreements (including its government contracts), its insurance coverage, its intellectual property and other properties, and the absence of undisclosed liabilities.

           Indemnification of Officers and Directors. The Merger Agreement provides that the certificate of incorporation and bylaws of the Surviving Corporation will contain indemnification provisions no more restrictive in scope and no less favorable to each present and former director and officer of InforMax than the provisions in InforMax’s certificate of incorporation and bylaws as of the date of the Merger Agreement. The indemnification provisions contained in the Surviving Corporation’s charter documents also will not be amended, repealed or modified for a period of six (6) years after the Effective Time (unless such modification is required by law) in a manner that would adversely affect the rights of any indemnified party with respect to acts or omissions occurring prior to the Effective Time.

      Invitrogen has agreed to indemnify and advance expenses to each present director and officer of InforMax at the Effective Time and each former officer and director of InforMax (when acting in such capacity) against any costs or expenses incurred in connection with any claim that arises based on or arising out of matters that existed or occurred at or prior to the Effective Time to the fullest extent that InforMax would have been permitted under the DGCL and its certificate of incorporation and bylaws in effect as of the date of the Merger Agreement to indemnify such person.

      Invitrogen has agreed that for a period of six years after the Effective Time, Invitrogen will cause to be maintained InforMax’s directors’ and officers’ liability insurance in respects of acts or omissions occurring prior to the Effective Time or secure coverage no less favorable than the policy in effect for InforMax on October 15, 2002, provided that Invitrogen will not be obligated to pay premiums in excess of $4 million, in which case Invitrogen will obtain as much coverage as can be obtained for such amount.

           Conditions to Each Party’s Obligation to Effect the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions: (i) the Merger must have been duly approved by holders of Shares constituting the InforMax Requisite Vote in accordance with applicable law, (ii) Purchaser must have accepted for payment and paid for all Shares validly tendered pursuant to the Offer and not withdrawn; provided however, that neither Invitrogen nor Purchaser may invoke this condition if Purchaser failed to purchase Shares validly tendered and not withdrawn in violation of the terms of this Agreement or the Offer, and (iii) no court or Governmental Entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law, statute, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer or Merger (an “Order”), and no Governmental Entity has instituted any proceeding which continues to be pending seeking any such Order or challenging in any manner the transactions contemplated by the Merger Agreement, provided however, that the parties agreed to use their commercially reasonable efforts to cause any such Order to be vacated or lifted or such institutional proceedings be dismissed.

           HSR Act; Antitrust Matters. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Offer and the Merger are not subject to the filing and waiting period requirements under the HSR Act.

      Notwithstanding the foregoing, the Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Invitrogen pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Invitrogen or InforMax. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. Under the Merger Agreement, Invitrogen is not required to divest any of its businesses, product lines or assets, or those of InforMax in order to obtain any required governmental approval. InforMax does not, and Invitrogen has advised InforMax that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

      Although neither Invitrogen nor InforMax believe that any other filings related to business combination statutes will be necessary in any other countries, both Invitrogen and InforMax conduct operations in a number of foreign countries and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties, and, where necessary, the parties intend to make such filings.

           No Solicitation. From the date of the Merger Agreement, InforMax agreed that neither it nor any of its subsidiaries will, nor will they authorize any of their officers, employees, counsel, accountants, financial advisors (including investment bankers), agents or other representatives retained by them, to, directly or indirectly: (i) solicit, initiate or encourage the submission of any tender or exchange offer involving InforMax or any proposal for, or indication of interest in, a merger, consolidation, stock exchange, business combination or other similar transaction involving InforMax, or any purchase, license or lease of in excess of fifteen percent (15%) of the assets of InforMax and its subsidiaries taken as a whole or the outstanding Common Stock of InforMax, other than, in each case, a proposal by Invitrogen or any of its affiliates (an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding, or furnish to any person any information regarding InforMax or its subsidiaries with respect to, any inquiries or the making of any proposal that constitutes, or could be reasonably expected to lead to, an Acquisition Proposal; or (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of InforMax’s equity securities.

      Notwithstanding the foregoing, in response to an unsolicited bona fide written Acquisition Proposal, InforMax may (i) request clarifications from any third party making such written Acquisition Proposal solely for the purpose of obtaining information reasonably necessary for InforMax to ascertain whether such Acquisition Proposal is a Superior Proposal (as defined below), (ii) participate in discussions or negotiations regarding, or furnish to any person any information regarding InforMax or its subsidiaries with respect to, any inquiries or the making of any proposal that constitutes, or could be reasonably expected to lead to an Acquisition Proposal, or grant a waiver or release under any standstill or similar agreement with respect to any class of InforMax’s equity securities, as well as enter into a confidentiality agreement on customary terms and conditions (and which contains provisions that are no less protective to InforMax than the provisions of the existing confidentiality agreement between Invitrogen and InforMax, or InforMax will amend the confidentiality agreement with Invitrogen so as to provide Invitrogen with the benefit of the less protective provisions), in respect of any person, but only if such person delivers an Acquisition Proposal that, in the good faith judgment of InforMax’s Board of Directors, is a Superior Proposal and in the good faith judgment of InforMax’s Board of Directors after consultation with its legal counsel, the failure to respond to such Acquisition Proposal would be inconsistent with its fiduciary duties to the Stockholders, (iii) concurrently or immediately following the termination of the Merger Agreement in accordance with its terms, enter into an agreement regarding the Superior Proposal, or approve or recommend any Superior Proposal, in each case, at any time after the second business day following Invitrogen’s receipt of written notice from InforMax (A) advising Invitrogen that the Board of Directors of InforMax has received a Superior Proposal which it intends to accept, identifying the person making such Superior Proposal and specifying the financial and other material terms and conditions of such Superior Proposal and (B) inviting Invitrogen to propose adjustments in the terms and conditions of the Merger Agreement with a view to enabling InforMax to proceed with the transactions contemplated by the Merger Agreement on such adjusted terms (provided that InforMax will cooperate in good faith, and cause its legal and financial advisors to so cooperate, with Invitrogen in making any such adjustments).

      InforMax may not exercise its right to terminate the Merger Agreement and may not enter into a binding agreement with respect to a Superior Proposal concurrently or immediately following such termination, unless prior to or concurrent with such termination, InforMax has paid to Invitrogen a termination fee of One Million Five Hundred Thousand Dollars ($1,500,000) (the “Termination Fee”), plus certain expenses in an amount not to exceed $500,000; provided further that nothing contained in the Merger Agreement will prevent InforMax’s Board of Directors from complying with Rule 14e-2 under the Exchange Act with respect to any Acquisition Proposal or making any disclosure required by its fiduciary duties or by applicable law as determined by InforMax’s Board of Directors in good faith after consultation with its outside legal counsel. For purposes of the Merger Agreement, a “Superior Proposal” means a bona fide, written Acquisition Proposal not received in violation of the Merger Agreement that is fully financed or is accompanied by financing commitments that are reasonably capable of being satisfied and is on terms that the Board of Directors of InforMax determines in good faith, after consultation with its financial advisors would or is reasonably likely to result in a transaction that, if consummated, would be more favorable to the Stockholders (taking into account all factors as InforMax’s Board of Directors deems relevant) than the transactions contemplated by the Merger Agreement.

      InforMax also agreed to cease and cause to be terminated immediately all existing discussions or negotiations with any persons (other than Invitrogen and its affiliates) with respect to any Acquisition Proposal. In addition, InforMax agreed to (i) promptly (and in no event later than two (2) business days after receipt of any Acquisition Proposal or inquiry) to notify Invitrogen after its receipt of any Acquisition Proposal or any inquiries indicating that any person is considering making an Acquisition Proposal, identifying such person, and the financial and other material terms and conditions of any Acquisition Proposal or potential Acquisition Proposal, (ii) promptly notify Invitrogen after receipt of any request for nonpublic information relating to its properties, books or records by any person that may be considering making or has made, an Acquisition Proposal, (iii) prior to furnishing any such written information, use its reasonable best efforts to provide reasonable advance notice to Invitrogen that it intends to do so, (iv) promptly provide Invitrogen with any nonpublic information which is given to such person that has not previously been provided or made available to Invitrogen or its representatives, and (v) promptly keep Invitrogen advised of the status and the financial and other material terms and conditions of any such Acquisition Proposal, indication or request.

           Employee Benefits. Pursuant to the Merger Agreement, any employee of InforMax and its subsidiaries who continues to be an employee of the Surviving Corporation or any of its subsidiaries (each, an “Affected Employee”) will be eligible for participation in the compensation and benefits plans of Invitrogen and its subsidiaries under the same criteria applied to similarly situated employees of Invitrogen and its subsidiaries. Invitrogen will, or will cause the Surviving Corporation to recognize the employment service of each Affected Employee with InforMax for purposes of eligibility and vesting under any benefit plan of

Invitrogen. Each Affected Employee will be eligible to participate in the equity-related plans of Invitrogen and its subsidiaries under the same criteria applied to similarly situated employees of Invitrogen and its subsidiaries.

      Following the Effective Time, Invitrogen will, or will cause the Surviving Corporation to, honor and maintain (i) all disclosed InforMax employment and severance-related agreements in existence as of the date of the Merger Agreement; (ii) all vacation and other leave earned or accrued by, but not taken by or paid to, Affected Employees through the Effective Time (as calculated or determined under policies or plans in effect immediately prior to the Effective Time); and (iii) all provisions in InforMax’s compensation and benefit plans for vested benefits and other vested amounts earned or accrued through the Effective Time.

      Invitrogen has agreed to, or to cause the Surviving Corporation to, fund an amount not less than $1.2 million, in the aggregate, for purposes of payment of annual compensation bonuses for the current fiscal year and retention bonuses to a majority of the Affected Employees. The bonus amount will be allocated to each Affected Employee at the discretion of InforMax’s Chief Financial Officer and Chief Operating Officer but within a range agreed upon by Invitrogen. Fifty percent (50%) of each Affected Employee’s bonus will be attributable to their compensation bonus for the current fiscal year and paid to each Affected Employee in accordance with InforMax’s historical practice. The remaining fifty percent (50%) of each Affected Employee’s bonus will be allocated to their retention bonus, and will be paid upon the earlier of (i) one hundred twenty (120) days following the Effective Time, provided the Affected Employee is still employed by the Surviving Corporation, Invitrogen or an affiliate of Invitrogen on such date, or (ii) upon termination of such Affected Employee’s employment without cause. If such Affected Employee’s employment terminates prior to the date one hundred twenty (120) days from the Effective Time for any reason other than his or her termination without cause, such Affected Employee will forfeit all rights to the payment of any retention bonus. Invitrogen has also agreed to ensure that the Affected Employees are provided bonus opportunities that are comparable to those in effect at such time for similarly situated employees of Invitrogen or its affiliates.

           Termination; Termination Fee and Expenses. The Merger Agreement may be terminated prior to the Effective Time, whether before or after Stockholder approval:

(i) by the mutual written consent, approved by the Board of Directors of each of Invitrogen and InforMax;

(ii) by either InforMax or Invitrogen if: (A) Purchaser has not purchased the Shares under the Offer by January 13, 2003 or (B) the Offer is terminated, withdrawn of expires pursuant to its terms without any Shares being purchased, provided that such right will not be available to any party who has materially breached its obligations under the Merger Agreement, where such material breach resulted in the failure of the Offer to have been completed or, in the case of Invitrogen or Purchaser, if Invitrogen or Purchaser is in material violation of the terms of the Offer;

(iii) by either InforMax or Invitrogen if: (A) a Governmental Entity has enacted, issued, promulgated, enforced or entered any Order, or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger, which Order is final and non-appealable, or (B) a court of competent jurisdiction institutes an Order prohibiting the consummation of the Offer or the Merger, provided that the Order is non-appealable and not the result of an action or proceeding instituted by the terminating party and, prior to such termination, the parties used their commercially reasonable efforts to resist, resolve or lift, as applicable, the Order, provided that the right to terminate the Merger Agreement for these reasons is not be available to any party whose material breach of any obligation under the Merger Agreement has been the cause of, or resulted in, the relevant action or inaction;

(iv) by Invitrogen prior to the purchase of the Shares under the Offer if:

(A) the Board of Directors of InforMax or any of its committees has (1) withdrawn or modified in a manner adverse to Invitrogen or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger; (2) failed to mail the Schedule 14D-9 as required by the Merger Agreement to the Stockholders or failed to include in the Schedule 14D-9 its approval or recommendation of the Offer, the Merger Agreement or the Merger (or allow Invitrogen to include the recommendation of InforMax’s Board of Directors in the Offer Documents); (3) approved, recommended or announced a neutral position with respect to any Acquisition Proposal; (4) not reaffirmed its recommendation of the Offer within ten (10) days following publication or mailing of an Acquisition Proposal to the Stockholders; or (5) resolved to do any of the foregoing; or

(B) (1) there is a material breach of any representation or warranty of InforMax in the Merger Agreement, or a non-material breach of a representation or warranty of InforMax in the Merger Agreement that is qualified as to a Company Material Adverse Effect, or (2) there is a material breach by InforMax of any of its covenants or agreements contained in the Merger Agreement, which breach either is not reasonably capable of being cured or, if it is reasonably capable of being cured, has not been cured within the earlier of (x) fifteen (15) days after giving of written notice to InforMax of such breach and (y) the Termination Date; provided, that Invitrogen may not terminate the Merger Agreement for these reasons if Invitrogen or Purchaser is in material breach of this Agreement at the time of such attempted termination; or

(C) InforMax enters into a definitive agreement with respect to an Acquisition Proposal.

(v) by InforMax prior to the purchase of the Shares under the Offer if:

(A) Invitrogen or Purchaser has (1) failed to commence the Offer in accordance with the Merger Agreement, (2) made any change to the Offer in contravention of the Merger Agreement, or (3) failed to purchase validly tendered Shares in violation of the terms of the Offer within ten (10) business days after the Expiration Date of the Offer, unless either such failure has been caused by any material breach by InforMax of its obligations under the Agreement;

(B) (1) there is a material breach of any representation or warranty of Invitrogen or Purchaser in the Merger Agreement, or a nonmaterial breach of a representation or warranty of Invitrogen in the Merger Agreement that is qualified as to a Parent Material Adverse Effect, or (2) there is a material breach by Invitrogen or Purchaser of any of their respective covenants or agreements contained in the Merger Agreement, which breach is not reasonably capable of being cured or, if it is reasonably capable of being cured, has not been cured within the earlier of (x) fifteen (15) days after giving of written notice to Invitrogen of such breach and (y) the Termination Date; provided, that InforMax may not terminate this Agreement for these reasons if InforMax is in material breach of this Agreement at the time of such attempted termination; or

(C) InforMax has received and evaluated a Superior Proposal in compliance with the provisions of the Merger Agreement and intends to enter into a definitive agreement with respect to a Superior Proposal concurrently with or immediately following the termination, provided that InforMax makes payment of the Termination Fee in accordance with the Merger Agreement.

      In the event of a termination of the Merger Agreement, each party will pay the costs and expenses incurred by it in connection with the Merger Agreement and the Merger Agreement will become void, there will be no liability on the part of Invitrogen, Purchaser or InforMax or any of their respective officers or directors to the other parties and all rights and obligations of any party to the Merger Agreement will cease, except that no party will be relieved for any willful breach of the Merger Agreement.

      Notwithstanding the foregoing, InforMax has agreed to pay to Invitrogen (i) all reasonable costs and expenses of Invitrogen and Purchaser incurred in connection with the negotiation and performance of the Merger Agreement, in an amount not to exceed $500,000 and (ii) the Termination Fee if the Merger Agreement is terminated:

(i) by InforMax if InforMax has received and evaluated a Superior Proposal and intends to enter into a definitive agreement with respect to the Superior Proposal concurrently with or immediately following the termination of the Merger Agreement, or

(ii) by Invitrogen if (A) the Board of Directors of InforMax or any committee has (1) withdrawn or modified in a manner adverse to Invitrogen or Purchaser its approval or recommendation of the Offer,

the Merger Agreement or the Merger; (2) failed to mail the Schedule 14D-9 as required by the Merger Agreement to the Stockholders or failed to include in the Schedule 14D-9 its approval or recommendation of the Offer, the Merger Agreement or the Merger (or allow Invitrogen to include the recommendation of InforMax’s Board of Directors in the Offer Documents); (3) approved, recommended or announced a neutral position with respect to any Acquisition Proposal; (4) not reaffirmed its recommendation of the Offer within ten (10) days following publication or mailing of an Acquisition Proposal to the Stockholders; or (5) resolved to do any of the foregoing or (B) InforMax enters into a definitive agreement with respect to an Acquisition Proposal; or

(iii) by Invitrogen if (A) there is a material breach of any representation or warranty of InforMax in the Merger Agreement, or a non-material breach of a representation or warranty of InforMax in the Merger Agreement that is qualified as to a Company Material Adverse Effect, or (B) there is a material breach by InforMax of any of its covenants or agreements contained in the Merger Agreement, which breach either is not reasonably capable of being cured or, if it is reasonably capable of being cured, has not been cured within the earlier of (x) fifteen (15) days after giving of written notice to InforMax of such breach and (y) the Termination Date, provided, however, the Termination Fee is only payable in this situation if after the date of the Merger Agreement and prior to such termination, an Acquisition Proposal was publicly announced and not withdrawn or abandoned at the time of termination and within one hundred eighty (180) days after the termination, InforMax enters into a definitive agreement with respect to the Acquisition Proposal.

           Amendment. Subject to applicable law, at any time prior to the Effective Time, the Merger Agreement can be modified or amended by written agreement of the parties, provided that, after approval of the Merger Agreement and the Merger by the Stockholders, no amendment may be made without Stockholder approval which would reduce the amount or change the type of consideration into which each Share is converted on completion of the Merger.

      12.     Purpose of the Offer and the Merger; Plans for the Surviving Corporation; Stockholder Approval and Appraisal Rights.

      Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is for Invitrogen to acquire control of, and the entire equity interest in, InforMax. The Offer is intended to increase the likelihood that the Merger will be completed promptly. The acquisition of the entire equity interest in InforMax has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of InforMax from the Stockholders to Invitrogen and to provide the Stockholders with cash in a per Share amount equal to the Offer Price for all of their Shares.

      Plans for the Surviving Corporation. Following the Merger, InforMax will be operated as a wholly owned subsidiary of Invitrogen. Invitrogen has begun, and intends to continue, a review of InforMax and its assets, corporate structure, capitalization, operations, properties, policies, geographic locations, management and personnel to determine what changes would be desirable in order best to organize and integrate the activities of InforMax and Invitrogen. Invitrogen expressly reserves the right to make any changes that it deems necessary, appropriate or desirable in light of its review or in light of future developments. Invitrogen may discuss with InforMax, prior to the consummation of the Offer, certain matters relating to the integration of InforMax with Invitrogen.

      Except as discussed above or as otherwise provided in this Offer to Purchase, Purchaser and Invitrogen have no present plans or proposals that would result in an extraordinary corporate transaction involving InforMax or its subsidiaries, such as a merger, reorganization, or liquidation or sale of a material amount of InforMax’s assets, and no current plans to make any material changes in InforMax’s capitalization, corporate structure, dividend policy or business.

      Stockholder Approval and Appraisal Rights. Under the DGCL, the approval of InforMax’s Board and, except as described below, the affirmative vote of the holders of more than fifty percent (50%) of all of the votes entitled to be cast by the holders of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. InforMax’s Board has unani-

mously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to a Short-Form Merger, the only remaining required corporate action of InforMax to effect the Merger is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of more than fifty percent (50%) of all of the votes entitled to be cast by the holders of the outstanding Shares. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other Stockholder.

      In the Merger Agreement, InforMax has agreed to take all action necessary in accordance with the DGCL to convene a meeting of its Stockholders as promptly as practical after acceptance of and payment for the Shares by Purchaser for the purpose of considering and voting on the approval of the Merger if required.

      Under the DGCL, if Purchaser acquires and owns of record, pursuant to the Offer or otherwise, such number of Shares which, when added to the Shares owned of record by Purchaser on such date, constitutes at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the transactions contemplated thereby, and effect a Short-Form Merger pursuant to the applicable provisions of the DGCL, without a vote of the Stockholders. Invitrogen, Purchaser and InforMax have agreed to take all necessary and appropriate action to cause the Merger to be effective within one (1) business day after such acquisition. If Purchaser does not acquire at least 90% of the then issued and outstanding Shares, a vote of the Stockholders will be required under the DGCL to effect the Merger, and a significantly longer period of time will be required to effect the Merger. To facilitate the accomplishment of a Short-Form Merger, InforMax has granted Invitrogen and Purchaser the Top-Up Option, exercisable only on or after the Expiration Date and subject to Purchaser’s purchase and payment pursuant to the Offer (and any subsequent offering period) of at least 85% of the Shares then outstanding, to purchase the number of additional Shares at a price per Share equal to the Offer Price, necessary to result in the ownership by Purchaser of one share more than 90% of the Shares then outstanding.

      Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, Stockholders of InforMax will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any value arising from the Merger) required to be paid in cash to dissenting Stockholders for their Shares, together with a rate of interest, if any. Any judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, those discussed in this Offer to Purchase and the market value of the Shares, including asset values, interest and the investment value of the Shares. The value as so determined could be more or less than the Merger Consideration.

      If a Stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, his or her right to appraisal as provided in the DGCL, the Shares of that Stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A Stockholder may withdraw his demand for appraisal by delivering to the Surviving Corporation a written withdrawal of such demand for appraisal and acceptance of the Merger.

      Failure to precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

      Going Private Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going-private” transactions. Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one (1) year of consummation of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning InforMax and certain information relating to the fairness of the Merger and the consideration offered to stockholders therein, be filed with the SEC and disclosed to Stockholders prior to completion of the Merger.

      13.     Dividends and Distributions. The Merger Agreement provides that InforMax will not, between the date of the Merger Agreement and the Effective Time, without the prior written consent of Invitrogen, declare or pay any dividends on or make any other distributions in respect of any capital stock or split, combine, subdivide or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock.

      14.     Conditions of the Offer. Notwithstanding any other provision of the Offer (subject to the provisions of the Merger Agreement), Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, if:

(i) there have not been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which represent more than the Minimum Condition, (ii) any applicable waiting period (and any extension thereof) under the HSR Act (or similar law applicable to this transaction involving any Government Entity) has not expired or been terminated or (iii) if, at any time on or after the date of the Merger Agreement and at or before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following occur:

(a) a court or Governmental Entity of competent jurisdiction has been enacted, issued, promulgated, enforced or entered any Order or any Governmental Entity has instituted any proceeding which continues to be pending seeking an Order or challenging in any manner the transactions contemplated in the Merger Agreement;

(b) any of the following have occurred and continue to exist (A) any general suspension of trading in, or limitation on prices for, securities on Nasdaq, (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (C) any material limitation (whether or not mandatory) by any United States Federal or United States state or governmental authority or agency on the extension of credit by banks or other financial institutions;

(c) any representation or warranty of InforMax contained in the Merger Agreement that (i) is qualified as to Company Material Adverse Effect shall not have been true and correct as of the date of the Merger Agreement or shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties which by their terms address matters as of another specified date, which shall be true and correct as of such other specified date), or (ii) is not qualified as to Company Material Adverse Effect shall not have been true and correct in all material respects, as of the date of the Merger Agreement or shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties which by their terms address matters as of another specified date, which shall be true and correct as of such other specified date);

(d) InforMax has failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of InforMax to be performed or complied with by it under the Merger Agreement;

(e) the Board of Directors of InforMax (or a special committee thereof) (A) has withdrawn, modified or changed in a manner adverse to Invitrogen and Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement or the Merger, (B) has approved, recommended or announced a neutral position with respect to an Acquisition Proposal, (C) did not reaffirm its recommendation of the Offer, the Merger Agreement or the Merger within ten (10) days of the announcement or mailing of an Acquisition Proposal to the Stockholders, or (D) has adopted any resolution to effect the foregoing;

(f) any applicable waiting period under the HSR Act relating to the Offer and the Merger has not expired or been terminated and all material consents, approvals and authorizations required to be obtained prior to the consummation of the Offer and the Merger by the parties from a Government Entity to complete the Offer and the Merger, have not been made or obtained, as the case may be;

(g) the Merger Agreement has been terminated in accordance with its terms; or

(h) InforMax has not filed with the SEC its Form 10-Q for the third quarter period ended September 30, 2002, accompanied by certifications, without qualification, required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002;

which, in the reasonable judgment of Purchaser, in any such case and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of, or payment for, Shares.

      The foregoing conditions are for the sole benefit of Purchaser and, subject to the terms of the Merger Agreement, may be asserted by Purchaser or Invitrogen, or may be waived by Invitrogen or Purchaser in whole or in part at any time and from time to time in the sole discretion of Invitrogen or Purchaser, except that the Minimum Condition and the conditions in paragraph (f) above may not be waived by Invitrogen or Purchaser without the prior written consent of InforMax. The failure by Invitrogen or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

      15.     Certain Legal Matters and Regulatory Approvals.

      General. Except as described in this Section 15, based solely on information provided by InforMax, none of InforMax, Purchaser or Invitrogen is aware of (i) any license or regulatory permit that appears to be material to the business of InforMax and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Invitrogen or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) except as set forth herein, any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser and Invitrogen presently contemplate that such approval or other action will be sought, except as described below under “State Antitakeover Statutes.” While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to InforMax’s business or that certain parts of InforMax’s business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 14 “Conditions to the Offer” for a discussion of the conditions to the Offer, including conditions with respect to governmental actions.

      State Antitakeover Statutes. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as InforMax, from engaging in a “Business Combination” (defined to include a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement because the Merger Agreement and the transactions contemplated thereby were approved by InforMax’s Board prior to the execution thereof.

      A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that Oklahoma’s takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

      Invitrogen and Purchaser do not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and neither Invitrogen nor Purchaser has attempted to comply with any state antitakeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 14 “Conditions to the Offer.”

      Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Offer and the Merger are not subject to the filing and waiting period requirements under the HSR Act.

      Notwithstanding the foregoing, the Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Invitrogen pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Invitrogen or InforMax. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. Under the Merger Agreement, Invitrogen is not required to divest any of its businesses, product lines or assets, or those of InforMax in order to obtain any required governmental approval. InforMax does not, and Invitrogen has advised InforMax that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

      Although neither Invitrogen nor InforMax believe that any other filings related to business combination statutes will be necessary in any other countries, both Invitrogen and InforMax conduct operations in a number of foreign countries and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties, and, where necessary, the parties intend to make such filings. See Section 14 “Conditions to the Offer” of this Offer to Purchase for certain conditions to the Offer that could become applicable in the event of such a challenge.

      16.     Fees and Expenses.

      Information Agent. Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and Purchaser will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

      Depositary. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

      17.     Miscellaneous. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, INVITROGEN OR INFORMAX NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

      Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Invitrogen and Purchaser have filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO, including exhibits and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 “Certain Information Concerning InforMax” (except that they will not be available at the regional offices of the SEC).

Babcock, Inc.

October 25, 2002

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF PURCHASER AND INVITROGEN

      A.     Directors and Executive Officers of Purchaser

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is 1600 Faraday Avenue, Carlsbad, California 92008. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual’s name refers to employment with Babcock, Inc.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years

John D. Thompson	President, Chief Executive Officer and a Director of Purchaser since October 2002. Mr. Thompson has worked with Invitrogen since the merger of Dexter Corporation into Invitrogen in September 2000 and was appointed Vice President, Corporate Development of Invitrogen in November 2000. From January 1995 to September 2000, Mr. Thompson was the Senior Vice President, Strategic and Business Development for Dexter. Mr. Thompson received his B.B.A. in Accounting from Cleveland State University.
C. Eric Winzer	Chief Financial Officer, Treasurer and a Director of Purchaser since October 2002. Mr. Winzer was appointed Chief Financial Officer of Invitrogen in June of 2002. Prior to that, he served as Vice President, Finance, of Invitrogen since November 2000. Prior to the merger of Life Technologies into Invitrogen he served as Vice President, Finance and Chief Financial Officer, Secretary and Treasurer of Life Technologies from May 4, 1999 to September 14, 2000. Prior to that, he was the controller of Life Technologies since 1991. Mr. Winzer received his B.A. in Economics and Business Administration from Western Maryland College and an M.B.A. from Mt. St. Mary’s College.
John A. Cottingham	Secretary and a Director of Purchaser since October 2002. Mr. Cottingham became Vice President, General Counsel and Secretary of Invitrogen in November 2000. He served as Vice President and General Counsel of Life Technologies from May 2000 until the merger with Invitrogen in September 2000. From January 1996 until May 2000, Mr. Cottingham was the General Counsel and Assistant Secretary of Life Technologies. Prior to joining Life Technologies, he had been an international corporate attorney with the Washington, D.C. office of Fulbright and Jaworski L.L.P. from May 1988 through December 1995. Mr. Cottingham received his B.A. in Political Science from Furman University, his J.D. from the University of South Carolina and his LL.M. in Securities Regulation from Georgetown University.

      B.     Directors and Executive Officers of Invitrogen

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Invitrogen. Unless otherwise indicated, the current business address of each person is 1600 Faraday Avenue,

Carlsbad, California 92008. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual’s name refers to employment with Invitrogen.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years

Lyle C. Turner	President, Chief Executive Officer and Chairman of the Board of Directors since February 1988. Mr. Turner was a founder of Invitrogen. Previously, Mr. Turner served as Director of Sales and Marketing at Stratagene, a life science research company, from January 1987 through February 1988, and as Technical Sales Specialist at Boehringer Mannheim Biochemicals, a research supply company, from June 1985 to January 1987. Mr. Turner received his B.A. in Chemistry from the University of California, San Diego.
C. Eric Winzer	Chief Financial Officer of Invitrogen since June of 2002. Prior to that, he served as Vice President, Finance, of Invitrogen since November 2000. Prior to the merger of Life Technologies into Invitrogen he served as Vice President, Finance and Chief Financial Officer, Secretary and Treasurer of Life Technologies from May 4, 1999 to September 14, 2000. Prior to that, he was the controller of Life Technologies since 1991. Mr. Winzer received his B.A. in Economics and Business Administration from Western Maryland College and an M.B.A. from Mt. St. Mary’s College.
James R. Glynn	Executive Vice President and a Director of Invitrogen since June 1998, and served as Chief Financial Officer of Invitrogen from June 1998 to June 2002. Mr. Glynn previously served as a Director of Invitrogen from May through November 1995. From July 1995 to May 1997, Mr. Glynn served as Senior Vice President and Chief Financial Officer and from May 1997 to July 1998, as Chief Operating Officer, Chief Financial Officer and Director of Matrix Pharmaceutical, Inc., a company focusing on the treatment of cancer. Mr. Glynn received his B.B.A. in Accounting from Cleveland State University.
John D. Thompson	Vice President, Corporate Development of Invitrogen since November 2000. From January 1995 to September 2000, Mr. Thompson was the Senior Vice President, Strategic and Business Development for Dexter. Mr. Thompson received his B.B.A. in Accounting from Cleveland State University.
John A. Cottingham	Vice President, General Counsel and Secretary of Invitrogen since in November 2000. He served as Vice President and General Counsel of Life Technologies from May 2000 until the merger with Invitrogen in September 2000. From January 1996 until May 2000, Mr. Cottingham was the General Counsel and Assistant Secretary of Life Technologies. Prior to joining Life Technologies, he had been an international corporate attorney with the Washington, D.C. office of Fulbright and Jaworski L.L.P. from May 1988 through December 1995. Mr. Cottingham received his B.A. in Political Science from Furman University, his J.D. from the University of South Carolina and his LL.M. in Securities Regulation from Georgetown University.
Victor N. Nole, Jr.	President of Invitrogen’s Cell Culture business since November 2000. From July 2000 to November 2000, he was the Director, Global Materials Management for Life Technologies and Invitrogen (following the merger). From September 1992 to July 2000, Mr. Nole was the Director, Manufacturing of Life Technologies. Mr. Nole received his B.S. in Biology from the University at Buffalo and his M.B.A. from Canisius College.
L. James Runchey	Vice President of Human Resources of Invitrogen since August 2001. From November 1996 to September 2000, Mr. Runchey served as Vice President for ALARIS Medical Systems. From May 1995 to November 1996, Mr. Runchey served as Vice President, Human Resources for IVAC Corporation. Mr. Runchey received his B.S. in Business Administration from San Diego State University.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years

Daryl J. Faulkner	Senior Vice President, International Operations of Invitrogen since July 2002. Prior to that he served as General Manager and Vice President, Europe of Invitrogen since November 2000. Prior to the merger of Life Technologies into Invitrogen he served as General Manager and Vice President, Europe, of Life Technologies, Inc. from August 1999 to September 2000. Prior to that Mr. Faulkner was Plant Manager, Critical Care Division for Abbot Laboratories in Salt Lake City from January 1992 to March 1998. Mr. Faulkner received a B.S. in Industrial Relations from the University of North Carolina, Chapel Hill and an M.A. in Business Management from Webster University.
Ann M. McCormick	Vice President, Manufacturing Operations of Invitrogen since May 1992. Prior to working at Invitrogen, Ms. McCormick worked as a Senior Scientist at Beckman Instruments, now Beckman-Coulter, from August 1987 to April 1992. Ms. McCormick received an M.S. from Indiana State University and a B.S. in Biology from Christopher Newport College.
Balakrishnan S. Iyer	Director of Invitrogen since July 2001. He is currently Senior Vice President and Chief Financial Officer and a Director of Conexant Systems, Inc. since February 2002. Mr. Iyer previously served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. where he was responsible for all worldwide financial functions, information technology and strategic planning. During his career, he has held a variety of other key management positions, including Finance Director and Group Controller for a $1 billion business at Advanced Micro Devices. Mr. Iyer received his B.S. in Mechanical Engineering from the Indian Institute of Technology, Madras and his M.S. in Industrial Engineering from the University of California, Berkeley. Mr. Iyer also received an M.B.A. in Finance from the Wharton School.
William J. Mercer	Director of Invitrogen since July 2001. Mr. Mercer is the Founder and Managing Member of Avocet Ventures, LLC, a private equity investment firm since February 2000. Prior to his current position, Mr. Mercer was the President, Chief Executive Officer, and a Director of ALARIS Medical Systems, Inc., a global leader in drug infusion systems, patient monitoring, and cardiac monitoring from November 1996 to October 1999. Prior to that position, Mr. Mercer was the President, Chief Executive Officer, and a Director of IVAC Medical Systems, Inc. from May 1995 to November 1996. Mr. Mercer received his B.S. in Zoology from North Carolina State University and a certificate of Advanced Management Program of Harvard Business School.
David E. McCarty	Director of Invitrogen since August 1999. From August to September 1999, he served as Senior Vice President and in September 1999 he served as Executive Vice President of Invitrogen. From August 1997 to September 1999, Mr. McCarty served as President and Chief Executive Officer of NOVEX. Prior to joining NOVEX, Mr. McCarty was President and Chief Executive Officer of Alexon Biomedical, an immunoassay diagnostic company which he joined in 1990. Mr. McCarty received his B.S. in Chemistry from California State University at Northridge and his M.B.A. from California State University at Long Beach.
Raymond V. Dittamore	Director of Invitrogen since July 2001. Mr. Dittamore has also been a Director of Gen-Probe Incorporated and Applied Molecular Evolution, Inc. since September 2002. In June 2001, Mr. Dittamore retired as a partner of Ernst & Young after 35 years of service. He brings to the Board of Directors over three decades of public accounting experience, primarily serving companies in the life sciences industry. Mr. Dittamore received his B.S. from San Diego State University.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years

Bradley G. Lorimier	Director of Invitrogen since November 1998. From March 1994 to June 1997, Mr. Lorimier served as Senior Vice President, Business Development and Director of Human Genome Sciences, Inc., a biotechnology company. He has been a Director of Matrix Pharmaceutical, Inc., from December 1997 to March 2002, as well as several private companies. Mr. Lorimier received his B.S. in Biology from the University of Illinois.
Donald W. Grimm	Director of Invitrogen since June 1998. He has been a venture partner of Hamilton-Apex, LLC, since August 2001. Since June 1995 he has served as Chairman and President of Strategic Design LLC, a strategic planning and consulting company. Mr. Grimm retired from Eli Lilly & Company, a research-based pharmaceutical company, in December 1993 after 23 years of service. Mr. Grimm held positions at Eli Lilly as Director of Worldwide Pharmaceutical Pricing, Director of Pharmaceutical Market Research, and Director of Sales from January 1971 to December 1993. In addition, he has been a director of several private companies. Mr. Grimm received his B.S. in Pharmacy and his M.B.A. from the University of Pittsburgh.
Jay M. Short, Ph.D.	Director of Invitrogen since February 1995. Dr. Short is a founding member of Diversa Corporation, and he has served as Chief Technology Officer and Director of the company since its inception in 1994. He assumed the additional roles of President in 1998 and Chief Executive Officer in 1999. Dr. Short received his B.A. in Chemistry from Taylor University and his Ph.D. in Biochemistry from Case Western Reserve University.

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      The Depositary for the Offer is:

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